5/27


03050819

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beijing Datang Power Generation Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 5786 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 5/28/03



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Powering towards a New Horizon

Annual Report 2002

Powering Towards a New Horizon

As China's power sector reform plan has entered its implementation phase, Beijing Datang Power has fully prepared itself for the new era with the strengths that it has built all these years. The new power regime, while encouraging competition, will at the same time provide ample room for the Company's rapid development in the future.

Beijing Datang Power is set to benefit from a competitive environment, inasmuch as it will leverage its capability as a listed company in raising low-cost capital, as well as the competitive advantages of its systematised operations and management. In pursuing growth through greater efficiency, and greater efficiency through growth, the Company aims to incessantly enhance its competitiveness to achieve rapid, sustained development.

Powering Towards a New Horizon. Under the new power regime, Beijing Datang Power is poised to achieve more and emerge stronger, aiming to become China's first-rate power generation company with an international reputation.



2 Company Profile

4 Corporate Philosophy

5 Major Events in 2002

6 Distribution of the Company's Power Plants

8 Financial and Operating Highlights

13 Chairman's Statement

17 Management Discussion and Analysis

26 Corporate Governance

29 Human Resources Overview

39 Questions Frequently Asked by Investors

44 Report of the Directors

51 Report of the Supervisory Committee

53 Taxation of the United Kingdom

54 Auditors' Report

55 Consolidated Income Statement

56 Balance Sheets

57 Consolidated Statement of Changes in Shareholders' Equity

58 Consolidated Cash Flow Statement

59 Notes to the Financial Statements

94 Corporate Information

96 Glossary of Terms

Company Profile



Fundamental Situations

Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") was incorporated as a joint stock limited company and registered with the State Administration for Industry and Commerce of the People's Republic of China (the "PRC") on 13th December 1994 and transformed to be a Sino-foreign joint stock limited company on 13th May 1998. As at 31st December 2002, the registered capital of the Company amounted to approximately Rmb5.163 billion, with total assets of the Company and its subsidiaries amounting to approximately Rmb26.819 billion.

Beijing Datang Power was listed in Hong Kong and London on 21st March 1997, raising proceeds of approximately Rmb3.7 billion with the issue of approximately 1.431 billion H shares. In 2001, the Company's American Depositary Receipts (ADRs) have been approved to be traded in the U.S. over-the-counter market.

Business in Brief

As one of the largest independent power producers in China, Beijing Datang Power is engaged in the development and operation of power plants, the sale of electricity, and the repair and maintenance of power equipment and power-related technical services. Currently, the Company owns 4 operating power plants, owns with controlling interests of 2 operating power generation companies and 8 power generation companies which are under construction. Total installed capacity amounted to 6,170MW as at the end of 2002.

Strengthening Our Operation Scale and Capacity

Shareholders:

- Beijing International Power Development and Investment Company — 13.01%
- Hebei Construction Investment Company — 13.01%
- *North China Power Group Company — 35.43%
- Holders of H Shares — 27.71%
- Tianjin Jinneng Investment Company — 10.84%



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

Subsidiaries and plants:

- 100% — Dou He Power Plant (1,550MW)
- 100% — Gao Jing Power Plant (600MW)
- 100% — Xia Hua Yuan Power Plant (400MW)
- 100% — Zhang Jia Kou Power Plant (2,400MW)
- 75% — Tianjin Datang Panshan Power Generation Company Limited (1,200MW)
- 60% — Inner Mongolia Datang Tuoketuo Power Generation Company Limited (2,400MW)
- 90.43% — Hebei Huaze Hydropower Development Company Limited (20MW)
- 60% — Shanxi Datang Shentou Power Generation Company Limited (1,000MW)
- 80% — Shanxi Datang Pingwang Thermal Power Company Limited (400MW)
- 70% — Yunnan Datang Honghe Power Generation Company Limited (600MW)
- 55% — Gansu Datang Liancheng Power Generation Company Limited (600MW)
- 80% — Hebei Datang Tangshan Thermal Power Company Limited (600MW)
- 70% — Yunnan Datang Lixianjiang Hydro-power Development Company Limited (579MW)
- 51% — Yunnan Datang Nalan Hydropower Development Company Limited (150MW)

* The Change of Controlling Shareholder of the Company:

As approved by the State Council, on 9th April 2003, China Datang Corporation ("CDT") will hold 35.43% of the Company's shares in place of North China Power Group Company ("NCPGC") and has become the controlling shareholder of the Company.

China Datang Corporation was established as a State-owned enterprise based on part of the operating units of the former State Power Corporation. With the consent of the State Council, CDT is an organisation authorised by the State to carry out investment endeavours, and is a pilot-test State-owned holding company. As at 9th April 2003, CDT has completed registration at the State Administration for Industry and Commerce.

Corporate Philosophy

Our Corporate Values

Team spirit, results oriented and pursuit of excellence

Our Objective

To become China's first-rate power generation company with an international reputation



As an independent power generation company, Beijing Datang Power seeks to:

- Increase productivity to meet market demands; provide quality and safe power generation
- Fulfil pledges to shareholders; maximise shareholders' value
- Keep the Company in sound financial conditions to maintain sustainable development
- Instil a team spirit among staff to inspire even greater devotion to work

Future Development Objectives

- To focus on developing new power projects or acquiring operating power plants in the geographical areas where we have cost advantage, market advantage or policy advantage, with our firm base in the North China region
- To focus on the development and construction of coal-fired power plants with unit capacity of 300 MW or above
- To develop and construct large and medium-sized hydropower plants.
- To develop environment-friendly power plants by using new energy resources and new technologies
- To improve the Company's capital structure and to increase return on shareholders' investment
- To seek strategic partnerships or joint ventures with domestic and foreign companies for mutual development.

Major Events in 2002





Jan Tianjin Datang Panshan Power Generation Company Limited Unit 1 (600MW) commenced commercial operation

Mar Feasibility study report of Hebei Datang Tangshan Thermal Power Company Limited Phase I Project (one 300MW unit) was approved

Feasibility study report of Shanxi Datang Shentou Power Generation Company Limited (two 500MW units) was approved


中国银行
BANK OF CHINA

Apr Feasibility study report of Shanxi Datang Pingwang Thermal Power Company Limited (two 200MW units) was approved

Being granted credit facility amounting to Rmb10 billion by Bank of China



Jul Hebei Datang Tangshan Thermal Power Company Limited Project Phase I started construction

Tianjin Datang Panshan Power Generation Company Limited Unit 2 (600MW) commenced commercial operation

Feasibility study report of Inner Mongolia Datang Tuoketuo Power Generation Company Limited Phase II Project (two 600MW units) was approved



Aug Inner Mongolia Datang Tuoketuo Power Generation Company Limited Phase II Project started construction

Shanxi Datang Shentou Power Generation Company Limited started construction

Shanxi Datang Pingwang Thermal Power Company Limited started construction

Oct Invested in the development of three hydropower projects in Yunnan Province, namely Lixianjiang Hydropower Development Project (installed capacity of 579MW), Nalan Hydropower Project (three 50MW units) and Wenshan Malutang Hydropower Project (two 50MW units)

Nov Being granted credit facility amounting to Rmb30 billion by China Development Bank

Dec Being granted credit facility amounting to Rmb10 billion by Agricultural Bank of China

Feasibility study report of Gansu Datang Liancheng Power Generation Company Limited (two 300MW units) was approved

Distribution of the Company's Power Plants

Four Power Plants Wholly-owned by Beijing Datang Power:

1. Gao Jing Power Plant
(operating capacity of 600 MW with 6 x 100 MW units; wholly owned by the Company)
2. Dou He Power Plant
(operating capacity of 1,550 with 2 x 125 MW units, 2 x 250 MW units and 4 x 200 MW units; wholly owned by the Company)
3. Zhang Jia Kou Power Plant
(operating capacity of 2,400 MW with 8 x 300 MW units; wholly owned by the Company)
4. Xia Hua Yuan Power Plant
(operating capacity of 400 MW with 2 x 100 MW units and 1 x 200 MW unit; wholly owned by the Company)

Ten Power Generation Companies Owned by Beijing Datang Power with Controlling Interests:

1. Tianjin Datang Panshan Power Generation Company Limited ("Datang Panshan Power")
(operating capacity of 1,200 MW with 2 x 600 MW units; 75% owned by the Company)
2. Hebei Huaze Hydropower Development Company Limited ("Hebei Huaze Hydropower")
(operating capacity of 20 MW with 2 x 10 MW hydropower units; 90.43% owned by the Company)
3. Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo Power")
(installed capacity of 2,400 MW with 4 x 600 MW units under construction; 60% owned by the Company)
4. Hebei Datang Tangshan Thermal Power Company Limited ("Datang Tangshan Thermal Power")
(installed capacity of 600 MW with 2 x 300 MW thermal units under construction; 80% owned by the Company)
5. Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou Power")
(installed capacity of 1,000 MW with 2 x 500 MW units under construction; 60% owned by the Company)
6. Shanxi Datang Pingwang Thermal Power Company Limited ("Datang Pingwang Thermal Power")
(installed capacity of 400 MW with 2 x 200 MW thermal units under construction; 80% owned by the Company)
7. Yunnan Datang Nalan Hydropower Development Company Limited ("Datang Nalan Hydropower)
(installed capacity of 150 MW with 3 x 50 MW hydropower units under construction; 51% owned by the Company)
8. Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng Power")
(installed capacity of 600 MW with 2 x 300 MW units; 55% owned by the Company)
9. Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe Power")
(installed capacity of 600 MW with 2 x 300 MW units; 70% owned by the Company)
10. Yunnan Datang Lixianjiang Hydropower Development Company Limited ("Datang Lixianjiang Hydropower")
(installed capacity of 579 MW with 3 x 33 MW hydropower units, 6 x 80 MW hydropower units; 70% owned by the Company)


1 Gao Jing Power Plant


2 Dou He Power Plant




3 Zhang Jia Kou Power Plant

Xia Hua Yuan 4

2 Hebei Huaze Hydropower

Zhang Jia Kou 3

Gao Jing 1

1 Datang Panshan Power

2 Dou He

3 Datang Tuoketuo Power

4 Datang Tangshan Thermal Power

6 Datang Pingwang Thermal Power

Datang Shentou Power 5

8 Datang Liancheng Power



9 Datang Honghe Power

Datang Lixianjiang Hydropower 10

7 Datang Nalan Hydropower



4 Xia Hua Yuan Power Plant

1 Datang Panshan Power

2 Datang Tuoketuo Power

3 Hebei Huaze Hydropower

Financial and Operating Highlights

(Amounts expressed in millions of Rmb)

Consolidated Income Statements

For the year ended 31st December	1998	1999	2000	2001	2002
Operating revenue	5,067	5,220	5,694	6,551	8,018
Profit before taxation	1,809	1,874	2,070	2,146	2,010
Taxation	(592)	(624)	(695)	(714)	(672)
Profit after taxation	1,217	1,250	1,375	1,432	1,338
Minority interests	—	—	—	6	67
Net profit	1,217	1,250	1,375	1,438	1,405

Note: No analysis of turnover by geographical location has been prepared as 100% of turnover comes from the PRC, and no contribution to profit from any of the geographical location is substantially out of line with normal ratio of profit to turnover.

Consolidated Balance Sheets

As at 31st December	1998	1999	2000	2001	2002
Total assets	14,517	16,208	19,986	23,190	26,819
Total liabilities	(3,530)	(4,103)	(6,652)	(8,808)	(11,533)
Minority interests	(125)	(240)	(403)	(530)	(907)
Shareholders' equity	10,862	11,865	12,931	13,852	14,379

Consolidated Operating Revenue

(Amounts expressed in millions of Rmb)



8,018
6,551
5,694
5,220
5,067
For the year ended
31st December
1998
1999
2000
2001
2002

Consolidated Net Profit

(Amounts expressed in millions of Rmb)



1,438
1,405
1,375
1,250
1,217
For the year ended
31st December
1998
1999
2000
2001
2002

Consolidated Total Assets

(Amounts expressed in millions of Rmb)



26,819
23,190
19,986
16,208
14,517
As at 31st December
1998
1999
2000
2001
2002

Total Installed Capacity
(MW)


3,450
4,050
4,650
5,570*
6,170
As at 31st December
1998
1999
2000
2001
2002

* Of which 620MW came from generating units commencing on-grid power generation in that year. Those units commenced commercial operation on 1st January 2002.

Gross Generation
(MWh)


19,665,559
20,439,314
22,328,793
26,477,988
32,277,932
For the year ended
31st December
1998
1999
2000
2001
2002

On-grid Electricity
(MWh)



30,119,062
24,590,612
20,750,515
18,223,023
18,998,103
For the year ended
31st December
1998
1999
2000
2001
2002

Equivalent Availability Factor (%)



94.12
93.47
93.30
92.35
90.65
For the year ended
31st December
1998
1999
2000
2001
2002


Achieving More,

Chairman's Statement



To all shareholders:

In 2002, Beijing Datang Power exuded its confidence in the fast-growing Chinese economy and the rapid increase in electricity demand, and made use of its foresighted grasp of the cyclical patterns of the country's power sector development. On that basis, the Company continued its strategies of growing from its operation base and focusing on efficiency enhancement, thereby achieving rapid development and strengthening its integral capacity.

As at 31st December 2002, consolidated total assets of the Company and its subsidiaries amounted to approximately Rmb26,819 million, an increase of approximately Rmb3,629 million over 2001 (the "Previous Year"). The gearing ratio was maintained at a healthy level of 43.00%. Consolidated operating revenue of the Company and its subsidiaries for year 2002 was approximately Rmb8,018 million, representing a growth of 22.40% over the Previous Year. Consolidated net profit of the Company and its subsidiaries (excluding the impact of interest rate swap) rose approximately 4.39%. If added the impact of the interest rate swap, consolidated net profit was approximately Rmb1.405 billion, representing a decrease of 2.33% over the Previous Year. Earnings per share was Rmb0.272, a decrease of Rmb0.006 over the Previous Year. Total installed capacity of the Company and its subsidiaries was 6,170MW, while installed capacity of projects under construction amounted to approximately 4,550MW. Today, the operating units and projects under construction of the Company and its subsidiaries cover a number of provinces, cities and autonomous regions such as Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia, Yunnan and Gansu. The Company intended to aggressively expand its reach towards coastal areas in southeastern China.

During 2002, the Company maintained a high level of production safety. The equivalent availability factor of the Company and its subsidiaries' generating units was 94.12%, and their power generation increased by 21.90% compared to the Previous Year. Coal consumption rate for electricity generation was 360.25 g/kWh, representing a decrease of 2.03g/kWh compared to the Previous Year. Consolidated power consumption rate decreased by 0.41 percentage point from the Previous Year to 6.67%.

The Chinese government has laid down a general objective to raise the standard of living of its people, and has fixed a target economic growth rate of 7% for year 2003. National demand for electricity is expected to maintain a high growth rate. The country's power sector reform plan is being steadily implemented, with CDT, a much stronger corporation with great development potentials, becoming the substantial shareholder of the Company. This presents unprecedented opportunity for Beijing Datang Power's future development. Hence, we must grasp the opportunity to meet challenges and to expand the operation scope to fuel the Company's future expansion.

For future development, we will continue to focus on expansion both within and beyond our service area. Our dual emphasis on both hydropower and coal-fired power, and on both new plants construction and existing plants acquisition, will remain unchanged. In the process, the Company will strive to achieve greater efficiency through growth, and growth through greater efficiency. It is also our objective to boost our competitiveness through new management initiatives, system reforms and technological innovation.



To expand both within and beyond our service area means that we will consolidate our foothold in the Beijing-Tianjin-Tangshan ("BTT") Area, and at the same time establish new projects elsewhere in the PRC where we have the cost advantage, the market advantage or the policy advantage, so as to minimise the operating risk of over-dependence on a single market.

Our dual emphasis on hydropower and coal-fired power is realised through aggressive development of hydropower operations in addition to our existing focused development of coal-fired power operations, with an aim to optimise the power generation structure of the Company. In particular, we will concentrate our resources on constructing medium-to-large-scale hydropower projects with reasonable construction costs in regions rich in water resources. The purpose is to minimise the operating risk of having a single power source and to improve the Company's capabilities for sustainable development.



The dual emphasis on new plants construction and existing plants acquisition, meanwhile, is pursued as below. We will accelerate the progress of securing the approval for and the construction of new projects to take advantage of the relatively low finance and equipment construction costs prevailing at present. The better control on construction costs will then be translated into reduced long-term operating costs and stronger competitive strengths of the Company. At the same time, the Company will also tap into the capital investment opportunities arising from the restructuring of China's power industry. It will actively seek acquisition targets from existing power plants to improve its overall profitability.

To achieve greater efficiency through growth, the Company will take a prudent approach in selecting projects for construction or acquisition for the best interests of the shareholders. On the other hand, to attain growth through greater efficiency, the Company and its subsidiaries will maintain an optimum speed of development and exercise stringent cost control, so as to sustain the healthy financial status and minimise the financial risks of the Company.

Human resources are vital for development. The key to success in future competition lies in recruiting and retaining quality professionals. As such, the Company will place particular emphasis on the development of human resources. In line with our people-oriented management philosophy, a general training programme and a professional training programme will be put in place to enhance the motivation and accountability of our staff, as well as to enhance the Company's cohesiveness.

The Company will continue to put investors' value on the top of its agenda, as it has done in the past. It will endeavour to maintain effective communication with shareholders and to enhance effectiveness and transparency of its management. It will seek to maintain a positive corporate image and to enhance shareholder value through carrying out various market-oriented initiatives and strengthening its influence in the market.

Last but not least, may I take this opportunity to express my sincere gratitude to all shareholders, institutions concerned and associates of the Company for their trust and support.

By Order of the Board
Zhai Ruoyu
Chairman

3rd March 2003


Expanding Our Operations,

Management Discussion and Analysis

(1) Operating Conditions

China's economy continued to grow steadily during the financial year 2002 (the "Year"), with its national GDP growth rate reaching 8%. The BTT Area, the major area served by the Company, continued to outgrow the national average with a 10.28% GDP growth.

During the Year, the nation's demand for electricity was driven by the booming domestic economy. Power consumption nationwide increased by 11.70% over the Previous Year. Power consumption of the BTT Area increased by 11.80% over the Previous Year. Medium- to-large-scale industries remained to be the major propelling force behind the surge of power demand. Despite a slight dip in their respective shares of the total power demand, the commercial and residential sectors still experienced a relatively high level of absolute growth in power demand.

Sales of electricity in the BTT Area are analysed as follows:


2001
Other (6%)
Residential (16%)
Agricultural (5%)
Commercial (13%)
Industrial (60%)
2002
Other (6.50%)
Residential (15.54%)
Agricultural (4.54%)
Commercial (11.50%)
Industrial (61.92%)

(2) Review of Operations

Consolidated operating revenue of the Company and its subsidiaries for the Year was approximately Rmb8,017,912,000, an increase of 22.40% compared to the Previous Year. Consolidated net profit (excluding the impact of interest rate swap) rose 4.39%. If added the booked provision due to the interest rate swap, consolidated net profit was approximately Rmb1,404,612,000, representing a decrease of 2.33% from the Previous Year. Earnings per share was Rmb0.272, representing a decrease of Rmb0.006 per share compared to the Previous Year.

During the Year, construction of projects with an aggregate capacity of 3,050MW of the Company and its subsidiaries was commenced, laying down a solid foundation for the sustained growth of the Company.

1. Production

As at 31st December 2002, the Company and its subsidiaries owned units in commercial operation of an installed capacity (managed capacity) of 6,170MW. Total power generation of the Company and its subsidiaries for the Year amounted to 32,277,932MWh, representing a 21.90% growth over the Previous Year. A total of 30,119,062MWh of on-grid power was generated, representing a growth of 22.48% over the Previous Year. The increase in power generation and on-grid power generation was mainly attributable to: (1) the continuous upsurge of power consumption in the BTT Area, which grew by 11.80% for the Year; (2) the expansion of the Company's power generation capacity. During the Year, two 600MW units at Datang Panshan Power and two 10MW hydropower units of Hebei Huaze Hydropower commenced commercial operation, increasing the installed capacity managed by the Company and its subsidiaries by 1,220MW over the Previous Year; and (3) safe and stable operation of existing units at high operating levels, reflected by an equivalent availability factor of 94.12% during the Year.

The following tables set out certain operation statistics of the Company's four power plants and Datang Panshan Power for the five years ended 31st December 2002:





Dou He Power Plant

	1998	1999	2000	2001	**2002**
Installed capacity (MW)	1,550	1,550	1,550	1,550	**1,550**
Gross generation (MWh)	9,258,190	8,811,552	9,242,351	9,487,437	**9,206,075**
On-grid generation (MWh)	8,576,958	8,192,947	8,601,896	8,826,988	**8,569,001**
Available hours	8,043	8,053	8,395	8,274	**8,338**
Operating hours	7,187	6,769	7,414	7,211	**7,354**
Utilisation hours	5,973	5,685	5,963	6,121	**5,939**
Capacity factor (%)	68.19	64.90	67.88	69.87	**67.80**
Load factor (%)	83.11	83.99	80.43	84.88	**80.76**
Equivalent availability factor (%)	91.80	91.90	95.97	94.45	**95.17**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	364	360	360	360	**362**

Gao Jing Power Plant

	1998	1999	2000	2001	**2002**
Installed capacity (MW)	600	600	600	600	**600**
Gross generation (MWh)	3,235,600	2,954,094	3,104,832	3,116,727	**3,469,695**
On-grid generation (MWh)	2,918,442	2,650,945	2,795,874	2,803,954	**3,133,434**
Available hours	7,833	8,340	8,341	7,966	**8,384**
Operating hours	6,974	6,878	7,291	7,211	**7,751**
Utilisation hours	5,393	4,923	5,175	5,195	**5,783**
Capacity factor (%)	61.56	56.20	58.91	59.30	**66.02**
Load factor (%)	77.32	71.58	70.97	72.04	**74.61**
Equivalent availability factor (%)	89.28	95.10	94.95	90.94	**95.68**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	404	404	406	405	**404**

Zhang Jia Kou Power Plant

	1998	1999	2000	2001	**2002**
Installed capacity (MW)	900	1,500	2,100	2,400	**2,400**
Gross generation (MWh)	4,902,699	6,044,930	7,319,127	10,809,051	**12,323,686**
On-grid generation (MWh)	4,655,158	5,715,376	6,885,949	10,132,866	**11,623,367**
Available hours	8,057	6,619	7,937	7,910	**8,155**
Operating hours	7,849	5,638	6,658	7,107	**7,313**
Utilisation hours	5,447	5,343	4,550	4,855	**5,135**
Capacity factor (%)	62.24	60.99	51.80	55.42	**58.62**
Load factor (%)	69.46	70.13	68.34	68.31	**70.22**
Equivalent availability factor (%)	91.58	95.20	90.60	91.16	**93.02**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	359	351	349	347	**346**

Xia Hua Yuan Power Plant

	1998	1999	2000	2001	**2002**
Installed capacity (MW)	400	400	400	400	**400**
Gross generation (MWh)	2,269,070	2,628,738	2,662,483	2,733,054	**2,698,145**
On-grid generation (MWh)	2,072,465	2,438,835	2,466,796	2,532,995	**2,519,993**
Available hours	7,548	8,075	8,518	8,139	**8,476**
Operating hours	6,669	7,469	7,764	7,757	**7,742**
Utilisation hours	5,673	6,572	6,656	6,833	**6,745**
Capacity factor (%)	64.76	75.02	75.77	78.00	**77.00**
Load factor (%)	85.06	88.00	85.73	88.09	**87.12**
Equivalent availability factor (%)	86.12	92.20	96.97	92.91	**96.75**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	388	383	382	382	**382**





Datang Panshan Power

	1998	1999	2000	2001	**2002**
Installed capacity (MW)	—	—	—	—	**1,200**
Gross generation (MWh)	—	—	—	—	**4,354,857**
On-grid generation (MWh)	—	—	—	—	**4,068,694**
Available hours	—	—	—	—	**6,469**
Operating hours	—	—	—	—	**5,432**
Utilisation hours	—	—	—	—	**4,615**
Capacity factor (%)	—	—	—	—	**52.68**
Load factor (%)	—	—	—	—	**84.96**
Equivalent availability factor (%)	—	—	—	—	**93.08**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	—	—	—	—	**349**

Notes:

(1) Units 1 and 2 of Datang Panshan Power commenced commercial operation on 1st January 2002 and 1st July 2002, respectively.

(2) Two units at Hebei Huaze Hydropower commenced commercial operation on 12th January 2002. Its power generation during the Year amounted to 22,081MWh.

During the Year, 261 technological upgrade projects with a total investment of approximately Rmb330,000,000 were undertaken by the Company. These projects were carried out in line with the Company's overhaul programmes and production targets set at the beginning of the Year, with a view to achieving production safety and enhancing economic efficiency.

Major projects include:

Modification of the steam circulation system at Units 3 and 4 of Gao Jing Power Plant; DCS modification at Units 3 and 5, modification of the steam circulation system in the medium to high-pressure tank at Unit 5 and modification of the furnace ash disposal systems at Units 5 to 8 of Dou He Power Plant; DEH modification at Unit 3 of Zhang Jia Kou Power Plant; and modification of the steam circulation system at Unit 2 of Xia Hua Yuan Power Plant.

2. Operational Management

The Company and its subsidiaries achieved consolidated operating revenue of approximately Rmb8,017,912,000 during the Year. Consolidated net profit amounted to approximately Rmb1,404,612,000.

During the Year, the Company and its subsidiaries continued to exercise stringent cost-control measures. The system of accountability for financial targets was implemented conscientiously. Budgets were checked and decided upon conscientiously. Expenses in various areas were effectively controlled. Measures to reduce energy consumption were upheld despite adverse conditions resulting from the continuous rise in fuel prices. Coal consumption rate for power generation was reduced by 2.03g/kWh when compared with that of the Previous Year. Auxiliary power consumption rate dropped 0.41 percentage point as compared to the Previous Year. As a result, the rise in unit fuel cost was effectively controlled and was only increased by Rmb4.79/MWh when compared to the Previous Year.

Moreover, the Company and its subsidiaries' stringent, effective engineering quality management programme resulted in excellent operating conditions of Units 1–2 of Datang Panshan Power since they have commenced operation and ensured safe and stable power generation. In addition, the rigorous implementation of tender systems and construction cost management resulted in substantial reductions in construction costs, enabling the units to achieve profits in the first year of operation.

3. **Business Expansion**

The construction projects of the Company and its subsidiaries progressed smoothly during the Year. Two 600MW units at Datang Panshan Power and two 10MW hydropower units of Hebei Huaze Hydropower commenced commercial operation and construction of five other projects started during the Year. Breakthroughs were achieved in preliminary project works, ensuring continued growth in the production capacity of the Company and its subsidiaries:

(1) Two 600MW units at Datang Panshan Power and two 10MW hydropower units of Hebei Huaze Hydropower commenced commercial operation, increasing the installed capacity under the Company and its subsidiaries' management by 1,220MW and bringing a total installed capacity of 6,170MW. The commercial operation of these two 600MW units played an important role in ensuring sufficient power supply to the BTT Power Grid (which covered Beijing, the nation's capital) in the peak summer season, while securing continued growth in the power generation of the Company and its subsidiaries.

(2) The construction of two 600MW units at Datang Tuoketuo Power Phase I project progressed smoothly. Unit 1 has completed stand-alone trial operation in stages, while Unit 2 has completed the supply of power to in-house systems. The two units are expected to commence on-grid power generation in 2003.

(3) The following projects developed and constructed by entities controlled by the Company have commenced work during the Year, with a total capacity of 3,050MW to be put in place:

- The two 600MW units at Datang Tuoketuo Power Phase II project, with the first unit expected to commence on-grid power generation in 2004.
- The two 500MW units at Datang Shentou Power, with the first unit expected to commence on-grid power generation in 2004.
- Datang Tangshan Thermal Power, currently undergoing Phase I technological upgrade works (1X300MW) which is expected to commence on-grid power generation in 2004.



- The two 200MW units at Datang Pingwang Thermal Power, expected to commence on-grid power generation in 2003.
- The development, construction and operation of the Yunnan Nalan Power project (3X50MW hydropower units) by Datang Nalan Hydropower with the first unit expected to commence on-grid power generation in 2005.

(4) Preliminary project works for the following progressed smoothly:

- The feasibility study report for the installation of two 300MW units at Datang Liancheng Power has been approved by the State Planning and Development Commission ("SPDC").
- Project proposal for the Yayangshan Hydropower Project (3X33MW) under the Lixianjiang Hydropower Development Project, a project developed, constructed and operated by an entity controlled by the Company, has been approved by Yunnan Provincial Planning and Development Commission.
- The feasibility study report for the installation of two 300MW units at Datang Honghe Power has been submitted to SPDC for approval.

4. **Financial Analysis**

(1) *Operating Results*

Consolidated operating revenue of the Company and its subsidiaries amounted to approximately Rmb8,017,912,000 during the Year. Consolidated net profit amounted to approximately Rmb1,404,612,000. Earnings per share amounted to Rmb0.272.

During the Year, the four wholly-owned power plants of the Company (with a total operating capacity of 4,950MW) maintained high profit levels as a result of increased power generation and the implementation of tariff adjustments of Units 5–8 at Zhang Jia Kou Power Plant. Units 1 and 2 of Datang Panshan Power, which commenced operation during the Year, maintained satisfactory operating conditions and succeeded in attaining profit in their first year of operation. Because of rising coal prices and the increase in depreciation and related interest expenses of the new units of the Company and its subsidiaries, the Company and its subsidiaries' unit cost for power generation recorded a year-on-year increase of Rmb5.58/MWh. But as a result of effective cost control measures, consolidated net profit (before the impact of interest rate swap) of the Company and its subsidiaries rose 4.39% compared to the Previous Year. If added the impact on interest rate difference and change in fair value of interest rate swap contract of Datang Tuoketuo Power, a subsidiary of the Company, there was a 2.33% slight drop in consolidated net profit of the Company and its subsidiaries compared to the Previous Year.

(2) *Financial Position*

As at 31st December 2002, total assets of the Company and its subsidiaries amounted to approximately Rmb26,819,688,000, representing an increase of approximately Rmb3,629,645,000 over the Previous Year. Total liabilities amounted to approximately Rmb11,533,175,000, representing an increase of approximately Rmb2,725,373,000 over the Previous Year. Minority interests amounted to approximately Rmb907,234,000, representing an increase of approximately Rmb377,344,000 over the Previous Year. Shareholders' equity amounted to approximately Rmb14,379,279,000, representing an increase of approximately Rmb526,928,000 over the Previous Year. The increase in total assets mainly reflected the implementation of the Company and its subsidiaries' expansion strategy and their increased investments in projects under construction.

(3) *Liquidity*

As at 31st December 2002, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets, excluding minority interests) was 43.00%. The net debt-to-equity ratio ((total borrowings — cash and cash equivalents — bank deposits — quoted securities)/shareholders' equity) was 33.07%.

(i) Cash and bank deposits

As at 31st December 2002, the Company and its subsidiaries had total cash and cash equivalents and bank deposits with a term of over 3 months amounting to approximately Rmb4,226,614,000, among which the equivalent of approximately Rmb2,089,296,000 was held as deposits in foreign currencies. The Company and its subsidiaries had no trust deposits or overdue fixed deposits during the Year.

(ii) Borrowings

As at 31st December 2002, the Company and its subsidiaries had short-term loans of approximately Rmb316,000,000 at annual interest rates ranging from 3.99% to 5.85%. Long-term loans (excluding those repayable within 1 year) amounted to approximately Rmb8,125,089,000 and long-term loans repayable within 1 year amounted to approximately Rmb540,953,000 at annual interest rates ranging from 2.88% to 6.21%, including USD loans equivalent to approximately Rmb2,211,982,000. The Company and its subsidiaries will closely monitor the fluctuation in the foreign exchange market and continuously assess the exchange rate risk.

As at 31st December 2002, the Company provided guarantee for loans facilities of approximately Rmb3,389,000,000 granted to its subsidiaries.

5. Stock Performance in Secondary Market and Investor Relations

The international capital markets were rather volatile in 2002, with Dow Jones Index having dropped 17% and Hong Kong Heng Seng Index having dropped 18% during the Year. Against tough overseas market conditions, the shares of Beijing Datang Power performed strongly in the secondary market on the back of active capital market operation and strengthened communication with investors. As a result, the Company's share price hit the intra year high of HK$3.65, with a P/E ratio of 13.95 times. The average share price of Beijing Datang Power for the Year was HK$2.90, with a P/E ratio of 11.17 times. Meanwhile, the Company's achievement in management and development continued to gain market recognition. The Company was conferred numerous awards by various international renowned organisations, including the "Best Managed Companies", the "Best Corporate Governance" and the "Best Investor Relations" in China, etc.

6. Outlook for 2003

It is estimated that China will continue to achieve steady economic growth in 2003, which is favourable to the development of the power industry. Meanwhile, the restructuring of China's power industry has also entered the stage of effective implementation, signaling a new era for industry players as well as providing a positive backdrop for the Company's expansion. In view of these developments, the Company shall continue to leverage its strengths, capitalising on opportunities that present themselves to constantly explore and expand its operations at home and abroad. However, the Company's operations are also facing quite a number of challenges, including pressure of surging costs as fuel prices, water charges and raw material costs are generally on the rise. Afterall, the formation of five power generation groups, now the basic framework underlying the market-oriented transformation of the power industry, has laid the foundation for the Company's nationwide development. The Company is confident that with its strengths it will capitalise on every opportunity and meet every challenge to fulfill the following targets for 2003, so as to achieve improved economic efficiency and to enhance shareholder value:

(1) Actively pursue business expansion and implement preliminary project works to identify as well as create development opportunities;

(2) Actively investigate different financing channels that would help lower the Company's capital costs and improve its capital structure, to prepare ahead for fund requirements arising from the Company's expected rapid expansion;

(3) Endeavour on project construction work to ensure Units 1–2 of Datang Tuoketuo Power Phase I (2X600MW) and Units 1–2 of Datang Pingwang Thermal Power (2X200MW) to commence operation in 2003;

(4) Improve the safety standards of all of the generating units by facilitating maintenance programmes, improving quality of repairs, enhancing operation of equipment and eliminating defects and hazards that might affect the safe and stable operation of the units; and

(5) Explore new sources for revenues and opportunities for cost savings, and achieve revenue growth by increasing power generation, obtaining higher tariffs and optimising on-grid power structures.

Corporate Governance

Since its listing in 1997, the Company has been improving its management practices and corporate governance strictly in compliance with the laws and regulations and relevant rules of the domestic and overseas securities authorities.

1. At present, the Company has 14 Directors, two of whom are Independent Directors. Members of the Company's Board of Directors (the "Board") are well aware of their obligations and responsibilities to treat all shareholders equally and to ensure that the interests of all investors are protected. In 2002, the Board held 7 meetings, all of which were attended by Independent Directors. During the Year, the Independent Directors have performed their duties of protecting the rights of the shareholders and the Company as a whole in accordance with the applicable laws and regulations.

2. Currently, the Company has three Supervisors, one of whom is a professional in the finance field. Supervisors of the Company have performed their duties with due diligence in monitoring the financial matters of the Company and the performance of the Directors, managers and senior executives of the Company to ensure these were lawful and regulated.

3. The Board has established an audit committee to assist the Directors in matters involving internal control and finance and management. During the Year, the committee met twice to review the interim and annual results and related financial matters of the Company, and to evaluate the performance of the auditors.

   The Board has resolved to establish special committees, such as the Investment Strategy Committee (temporary name), to offer advice and to conduct research and evaluation in respect of material investments and other matters, in order to improve the decision making of the Board.

4. The Company and its subsidiaries attaches a high value to its communication with shareholders and investors and improving the Company's transparency. A worldwide website has been set up by the Company to provide investors access to its basic information, statutory announcements, management background and operation updates. A special team has also been established to communicate with investors and analysts and to answer their enquiries. The team is also responsible for making conscientious, truthful, accurate, complete and timely disclosures in accordance with the relevant laws, regulations, the Articles of Association of the Company and the Listing Rules. The Company places importance on collecting opinions and suggestions from stock analysts and investors towards the Company's

operation, and indeed has adopted some of these opinions and suggestions for implementation in its operation. In 2002, in line with its usual practice, the Company took an active role in releasing its information, especially following announcements of the interim and annual results and major investment decisions, and arranged briefings with market research institutions, media conferences and one-on-one meetings with investment institutions.

5. In addition to observing its obligations in complying with the relevant domestic and international regulations and performing its duties, the Company also strengthened its internal management in the best interests of shareholders during the Year.

   The Company focuses on maximising the functions of the internal audit system and special task forces. In recent years, the Company has implemented an internal audit system as a preventive measure to examine the internal procedures of the Company on a regular basis. Certain special-task steering groups, such as the fund management committee, the production safety committee, the project and facilities tendering steering group and the information technology steering group, have been set up to assist the General Manager in managing the implementation and regulation of various infrastructure projects and preparing proposals for major investments and funds appropriation. The purpose of the above arrangements is to improve the Company's investment decisions, cost control and operating efficiency.

With such sound and solid corporate governance, the Company received numerous awards from renowned international institutions in 2002:



	Award	Institution
•	2002 World's Top 250 Energy Companies	Global Energy Business
•	2002 Best Corporate Governance in China	Euromoney
•	2002 Best Managed Companies in China, Best Investor Relations in China, Best in Committment to Shareholder's Value in China, Best in Corporate Governance in China, Best in Financial Management in China	Finance Asia
•	2002 China's Top 50 Listed Companies	Fortune
•	2002 Best Investor Relations in China	Institutional Investors and Reuters
•	2002 Best Managed Companies in China, Best Investor Relations in China, Best Communications with Shareholders and Investors	Asiamoney
•	2002 Best Corporate Governance in China	The Asset


Strengthening
Our Management Effectiveness,

Human Resources Overview

Structure of Human Resources

As at 31st December 2002, the total number of employees of the Company and its subsidiaries was 7,332.

The Company was privileged by the service of a team of high-caliber management and professional technical staff. University degree holders, university diploma holders and graduates of intermediary vocational colleges accounted for 40%, 35% and 15%, respectively, of the management team. Of the engineering and technical staff, 45% were university degree holders, 30% were university diploma holders and 15% were graduates of intermediary vocational colleges.

Training programmes in 2002

Management personnel of the Company, in accordance with their needs, were arranged to attend seminars hosted by renowned state economists, management experts and entrepreneurs. Senior management staff from the headquarters and various power plants received training in business administration at the School of Economics and Management of Tsinghua University. Around 28 managers at the intermediary or senior levels took part in an in-service training on financial knowledge for a period of four months. Another 60 managers at intermediary level took part in an in-service training on business management for a period of two months. 55 thermal controllers took part in an in-service training on new knowledge and technologies for a period of nine weeks. And, nearly 1,500 junior managers and technical staff members took part in training related to new regulations, policies, management rules, as well as new knowledge, technologies, processes and materials organised by local governments, the State Power Corporation, NCPGC and the Company. Nearly 3,000 workers took part in training sessions prior to receiving technical assessments. Extensive staff training programmes were given to staff of the Company-associated power plants. About 98% of the staff received training in 2002.

Plans for 2003

Human resource management for power companies listed overseas faces stern challenges following the restructuring of the power sector in China. The Company will adopt effective measures to further assess the overall quality of middle-level and senior managers, engineers and technicians and to devise more effective integration of human resources and more specific plans for human resource development. While continuing its efforts in the above training programmes, the Company plans to organise other training programmes on project management and business management for senior management jointly with Renmin University of China, with a view to satisfying both the Company's development requirements and employees' need for personal growth, thereby maximising the effectiveness of the Company's human resources.

Members of the Board of Directors

Executive Directors



Yu Hongji

Aged 60, graduated from the Mechanical and Electrical Engineering Department of Tsinghua University, professor-grade senior engineer. Mr. Yu joined the North China Power System in 1968. He held various positions including Head of Shanxi Liangziguan Power Plant and Datong Power Plant No. 2 and had been Deputy Director of North China Power Administration Bureau and Deputy General Manager of North China Power United Company since 1991. Later he became Deputy General Manager of NCPGC. Mr. Yu became Vice Chairman and President of the Company since July 1999. On 3rd March 2003, the Board approved the resignation of Mr. Yu from the positions of Vice Chairman and President. Mr. Yu has long been engaged in the fields of power production, production technology management and operational management. He has extensive experience in power generation and operational management.



Zhang Yi

Aged 55, postgraduate of North China Power College majoring in thermal engineering and a professor-grade senior engineer. He is currently Vice Chairman and President of the Company. Mr. Zhang joined the North China Power System in 1982. He had held various positions including Head of the Thermal Engineering Office and Deputy Director of the North China Power Laboratory, Deputy Head of North China Power Institute, and Plant Manager of the Tianjin Dagang Power Plant. Mr. Zhang was the Deputy Chief Engineer and Manager of the Technology Department of NCPGC. He joined the Company as Deputy General Manager in December 1998, and became Vice Chairman and President of the Company in March 2003. Mr. Zhang is experienced in power plant systems and equipment, with specific expertise in thermal engineering facilities. Mr. Zhang is a government-sponsored expert designated by the State Council.



Yang Hongming

Aged 56, graduated from North China Power College majoring in power systems and automation. He is a senior economist and is currently Deputy General Manager and Secretary to the Board of Directors of the Company. Mr. Yang joined the North China Power System as he worked in Handan Power Supply Bureau in Hebei Province in 1968. He had held various positions including technician of Handan Power Supply Bureau in Hebei, as well as Research Analyst and Deputy Chief of Production Control Office of Hebei Provincial Economic and Trade Commission. He became the Company's Deputy Chief Economist, Manager of the Planning and Development Department and Chief Economist since July 1996, and was appointed Deputy General Manager of the Company in March 2003. Mr. Yang is knowledgeable in macroeconomics and market administration of the power industry, and is particularly well-experienced in respect of government regulations.



Wang Xianzhou

Aged 49, graduated from Beijing Broadcast Television University majoring in industrial statistics. He is a senior accountant and the Chief Financial Officer of the Company. Mr. Wang joined North China Power System in 1970 and had held various positions including Head of the Financial Department of Xia Hua Yuan Power Plant and Deputy Chief Accountant and Head of the Financial Division of Zhang Jia Kou Power Plant. Since 1995, Mr. Wang had held various positions including Deputy Financial Manager and Financial Manager of NCPGC, Financial Manager and Chief Accountant of the Company. He has been Chief Financial Officer of the Company since August 2000. Mr. Wang has acquired extensive experience in the financial management of power companies from his long-standing focus in this area.

Non-executive Directors



Zhai Ruoyu

Aged 56, graduated from the Economic Management Department of Liaoning University, professor-grade senior engineer. He is currently Chairman of the Company and General Manager of CDT. Mr. Zhai worked in Liaoning Power Plant since 1966 and held various positions including Deputy Director and Director, etc. Since 1992, Mr. Zhai had taken various positions including Deputy Chief of Security and Environmental Protection Division of the Ministry of Energy of the PRC, Deputy Director of the Safety Production Department and Vice Director and Director of Supervisory Bureau of the PRC Ministry of Power Industry, as well as Head of General Office of the State Power Corporation of the PRC Ministry of Power Industry. In March 1999, Mr. Zhai took up the position of General Manager of the Northeast branch of the State Power Corporation. He served as General Manager of NCPGC since December 2000. He became General Manager of CDT since December 2002. Being in the power industry for over 30 years, Mr. Zhai has long been engaged in the fields of power production, production technology management, administration and financial management. He has extensive experience with specific expertise in power generation and business management.



Hu Shengmu

Aged 42, university graduate and senior accountant. He is currently Chief Financial Controller of CDT. Mr. Hu joined the North China Power System as he worked in Beijing Power Supply Bureau in 1981. He had been Deputy Head and Deputy Manager of the Finance Department of the North China Power Administration Bureau of (NCPGC), Chief Accountant and Financial Manager of the Company and Chief Accountant of NCPGC. Mr. Hu was appointed Chief Accountant of CDT in January 2003. Mr. Hu has been involved in financial management of power system for 22 years. He is knowledgeable in financial management and has extensive experience in financial practices.

Yang Jiayi
Aged 44, graduated from the Faculty of Civil Engineering of Taiyuan University of Technology majoring in industrial and civil construction, and subsequently graduated from Zhongnan University of Finance and Economics majoring in investment economics. Mr. Yang is a master degree holder and an associate professor in Economics, a certified public accountant, as well as a senior engineer. He is currently Deputy General Manager of Beijing International Power Development & Investment Company. He had worked in the Municipal Construction Commission of Yuci City, Shanxi Province since 1978. In 1983, he pursued postgraduate studies in investment economics in Zhongnan University of Finance and Economics. Subsequently, Mr. Yang taught in the Department of Investment at Central University of Finance & Economics from 1986 to 1996 and had been Deputy Head of Department. In 1994, he studied at the Faculty of Business Administration of Grenoble Business School No. 2 in France. He has been Deputy General Manager of Beijing International Power Development and Investment Company since 1996. He was engaged in research projects in the School of Government of Harvard University, the U.S. from September 2000 to January 2001. With his long-standing involvement in the theoretical study and actual practice of investment management, Mr. Yang has acquired extensive experience in corporate financial management and investment and corporate finance planning.



Liu Haixia
Aged 41, graduated from North China Power College majoring in power plant thermal energy. He subsequently pursued postgraduate studies in Business Administration in the Renmin University of China. He is a senior engineer and Assistant to General Manager of Beijing International Power Development and Investment Co. Mr. Liu joined Beijing Electric Power Company in 1983 and had since undertaken positions of Technician, Engineer and Assistant to Manager and Deputy Manager. He has been Assistant to General Manager of Beijing International Power Development and Investment Company since 1998. With his long-standing involvement in corporate management and planning management of power companies, Mr. Liu has acquired extensive experience in corporate management and industrial planning and investment.



Su Tiegang
Aged 54, university graduate and senior engineer. He is currently Deputy General Manager of Hebei Construction Investment Company. He started his career in 1968 and had worked in the Provincial Construction Commission of Qinghai and Qinghai No. 3 Construction Engineering Company. Mr. Su became Head of Project Office of Hebei Construction Investment Company in 1989. Later in 1991, he served in Hebei Provincial Planning Committee as Head of Investment Department. He has become Deputy General Manager of Hebei Construction Investment Company since December 1995. With his long-standing involvement in corporate management and planning management, Mr. Su is well experienced in corporate management and industrial planning and investment.





Ye Yonghui

Aged 50, presently Manager of the Energy Branch of Hebei Construction Investment Co. Mr. Ye started his career in 1969 and joined the Energy Branch of Hebei Construction Investment Co. in 1990, holding posts such as Administrative Officer, Deputy Manager and Manager of the Jibei Branch. From August 1999 to date, he has been Manager of the Energy Branch of Hebei Construction Investment Co. With his long-standing involvement in corporate management and planning management, Mr. Ye has acquired extensive experience in corporate management and industrial planning and investment.



Tong Yunshang

Aged 61, graduate of Northeast Forestry College, professor-grade senior engineer. Mr. Tong is presently General Manager of Tianjin Jinneng Investment Company. He started his career in 1965 in Tianjin Stationery Company. Subsequent to this, he had held various positions including Plant Manager of Tianjin Paper Manufacturing Company, and Head of Industrial Department of Tianjin Municipal Planning Committee. He has become General Manager of Tianjin Jinneng Investment Company since 1996. With his long-standing involvement in corporate management and planning management, Mr. Tong is well-experienced in corporate management and industrial planning and investment.



Zhang Wantuo

Aged 56, graduated from the Tianjian University of Finance and Economics, presently Deputy General Manager of Tianjin Jinneng Investment Company. Mr. Zhang started his career in 1970 in Tianjin Teachers Institute. He has been the cadre, Deputy Division and Director of the Energy Department of Tianjin Municipal Planning Committee since March 1981. In February 1999, he became Deputy General Manager of Tianjin Jinneng Investment Company. With his long-standing involvement in energy planning and planning management, Mr. Zhang has acquired extensive experience in corporate management and power planning and investment.

Independent Non-executive Directors



Xu Daping

Aged 59, Professor and Advisor to doctorate students of North China Electric Power University.



Wu Zhentao

Aged 49, Managing Director of Guo Tai International Group.

Members of the Supervisory Committee

Zhang Jie

Aged 55, graduated from the Central Communist Party School majoring in political theories. Mr. Zhang is a senior economist and Chairman of the Supervisory Committee of the Company. He started his career in 1968 and joined the Power System in 1973. Mr. Zhang had held positions including Deputy Head of the Publicity Division, Deputy Director of the Maintenance Office and General Secretary to Party Committee of Datong General Power Plant and Chairman of the Staff Union of Datong Second Power Plant. He worked in Chengde Power Supply Company as Secretary to Party Committee in 1994 and in Beijing Power Supply Company (Power Supply Bureau) as Deputy Secretary to Party Committee in January 1995. Mr. Zhang has become Chairman of the Supervisory Committee of the Company since September 2000. Mr. Zhang has long been engaged in management work at power enterprises and has extensive experience in administrative management.

Fu Guoqiang

Aged 40, university educated, senior accountant. Mr. Fu is Deputy Head of the Finance Department of CDT. He was Head of the Finance and Assets Management Department of Hebei Power Company and Manager of the Finance Department of NCPGC. Mr. Fu took up the position of Deputy Head of the Finance Department of CDT since January 2003. Mr. Fu has been engaged in finance management in power system for an extensive period and has accumulated extensive experience in practice and management.

Shi Xiaofan
Aged 51, tertiary educated, senior economist. He is presently Assistant to General Manager and Head of the Human Resources Department of the Company. Mr. Shi had worked in NCPGC as Head of the Personnel Department. He became Head of the Human Resources Department of the Company in 1996 and Assistant to General Manager and Head of the Human Resources Department of the Company in March 2003. Mr. Shi is well-experienced in human resources development and management in the power industry and is well-experienced in the management of human resources in the sector.

Company Secretary

Yang Hongming
Aged 56, Executive Director and Deputy General Manager of the Company.

Senior Management

Yu Libin
Aged 58, graduated from North China Power College majoring in thermal dynamics with a master's degree. Mr. Yu is a professor-grade senior engineer and Deputy General Manager of the Company. He started his career in Northeast Power Construction Company in 1966, serving as Deputy Director of Yuanbaoshan Power Plant, Head of Power Generation Division of the Northeast Power Administration Bureau's Production Department, Director of Tieling Power Plant, Deputy Chief Engineer and Head of the Production Department of Northeast Power Group Company, as well as Deputy General Manager of Liaoning Power Generation Company Limited. He took up the position of Deputy General Manager of Shanxi Power Generation Company Limited in November 2000 and became Deputy General Manager of the Company in March 2003. Mr. Yu has worked in the Power System for over 30 years and is well-experienced in the fields of power generation and management.

Wei Yuan
Aged 47, graduated from the Hebei Broadcast & TV University majoring in party politics. Mr. Wei is a senior economist and is presently Deputy General Manager of the Company. He joined the North China Power System in 1977, serving positions such as Director of Tangshan Power Plant, Deputy Director and Secretary to Party Committee of Dou He Power Plant and Director of Qinhuangdao Thermal Power Plant. Mr. Wei served as the Company's Deputy Chief Economist and Manager of the Development and Planning Department in April 1998, and became Deputy General Manager in March 2003. He has extensive experience in power plant administration and production management.

Qiao Xinyi

Aged 51, graduated from North China Power College majoring in thermal dynamic. He is a senior economist and is presently Director of the Work Division Committee and Head of Corporate Culture Department of the Company. Mr. Qiao joined the North China Power System in 1969. He had undertaken positions as Assistant to Director, Deputy Director and Assistant Manager of Human Resources Department of NCPGC and Deputy General Manager of Qinhuangdao Power Company. He became Director of the Work Deployment Committee and Head of the Professional Culture Department of the Company in February 2000. Mr. Qiao has been involved in the corporate and operational management of power generation companies for many years and is well experienced in administrative management.

Qiu Ling

Aged 57, graduated from Beijing Power College majoring in thermal engineering automation. He is a professor-grade senior engineer and is presently Chief Economist of the Company. Mr. Qiu started his career in 1970 in Luan He Power Plant and had since held positions such as Deputy Director of Hebei Electric Power Testing & Research Institute, NCPGC's Engineering Officer of the Production Technology Department and Engineering Officer of the Power Station Construction Department. He has served the Company as Engineer Officer and Manager of the Construction Department since 1999 and became the Chief Economist since March 2003. Mr. Qiu has been involved in power generation technology for a long time and is well-experienced in power generation construction.

Zhao Qingzheng

Aged 59, graduated from Beijing Power College majoring in thermal dynamics. He is a senior economist and is presently Assistant to General Manager of the Company. Mr. Zhao started his career in 1968, and had since served as Deputy Director of Beijing Thermal Power Plant and The General Thermal Power Plant, Head of Finance Department of NCPGC, General Manager of North China Power Industrial Corporation and Deputy General Manager of NCPGC . He became Assistant to General Manager of the Company in 1999. Mr. Zhao is well experienced in management of power companies.

Cai Enzhi

Aged 59, graduated from Jilin Power College majoring in thermal dynamics. He is a professor-grade senior engineer and is presently Deputy Chief Engineer of the Company. He joined the North China Power System in 1967 and served as Manager of Hebei First Power Infrastructure Company, Deputy Chief Engineer of NCPGC. He became Deputy Chief Engineer of the Company in 1999. Mr. Cai is knowledgeable in power production facilities and corporate management and is well-experienced in management of power companies.

Song Yuluo

Aged 49, graduated with a master's degree from North China Power University majoring in thermal dynamics. He is a senior engineer and is presently Deputy Chief Engineer and Production Manager of the Company. He started his career in 1968 and joined the North China Power System in 1976 and served as Deputy Director and Director of Datong Power Plant No.2 in 1985 and 1994 respectively. He became Deputy Chief Engineer of the Company in January 1997 and Production Manager in October 2000. Mr. Song is knowledgeable in power production process and corporate production process management and is well experienced in management of power generation business.

Zhu Guanqun

Aged 43, graduated from Zhejiang University majoring in precision engineering. He is a senior engineer and is presently Deputy Chief Economist and Director of International Cooperation Department of the Company. He joined the North China Power System in 1982 and served as Deputy Director of Beijing General Power Equipment Plant. Deputy Manager of General Planning Department and Deputy Manager of Finance Department of NCPGC, as well as General Manager of North China Power International Trading Company. He became Deputy Chief Economist and Director of International Cooperation Department of the Company in January 2002. Mr. Zhu has extensive experience in management and marketing of power generation business.



京大唐发电股份有限公司
IJING DATANG POWER GENERATION CO. LTD
二零零二年年度業績公佈
2002 Annual Results Announcement









Greater Transparency,





Questions Frequently Asked by Investors

1. Please explain the present situation and future growth trends of power demand in the areas served by the Company.

At present, the Company's operations mainly focus on northern China, of which the BTT Area is the heartland. The BTT Area, including Beijing, is one of the most dynamic economies since the beginning of China's open reforms in the 1980s. Both the GDP and power demand in the BTT Area have been outgrowing the national average throughout the past decade. In 2002, the BTT Area achieved a GDP growth of 10.28% over the Previous Year, which was 2.28 percentage points higher than the national average. Growth in power consumption in the same period was 11.80%, which was 0.1 percentage point higher than the country's average. Industrial demand dominates the market and accounts for about 60% of the total power demand. In 2002, the industrial power demand in the BTT Area had a substantial growth of 13.80%, and was the major driving force for the general increase in power demand. At the same time, commercial and residential demand for electricity has also been on the rise and is becoming a major growth point. In 2002, commercial and residential demand for electricity accounted for 11.50% and 15.54% of the total demand respectively. Overall, the average growth rate of power demand in the BTT Area has been exceeding that of installed capacity in the past few years. As a result, the amount of excess capacity during peak seasons remained at zero in last two consecutive years. Supply shortage was obvious and severe during such time.

According to power demand forecasts for the North China region released by the State Power Resources Dispatching Centre, taking into account the capacity of newly installed generation units and external power supply, there will be a power supply shortage of approximately 3,000MW in the BTT Area during peak seasons in 2003. It is estimated that the shortage will be covered by lifting the utilisation rates of existing generation units. With commencement of operation of two 600MW units of Datang Tuoketuo Power during the Year, and by actively improving the utilisation rates of its existing units, the Company is likely to see a boost in its electricity sales in 2003.

Looking ahead, power demand in the BTT Area will maintain its upward trend, driven by continued economic growth of the region. In addition, Beijing's successful bid for the 2008 Olympics is expected to be translated into huge investments in infrastructure construction and projects improvement. This will provide another impetus for the region's economic growth in the coming years and will stimulate its consumption of electricity. Furthermore, the power demand structure is improving along with structural changes of various sectors in the BTT Area. Residential and commercial power consumption is on the rise. Power demand stability is strengthened. As a result, the impact of cyclical fluctuations on the sales revenue of the Company can also be contained.

2. How did the Company manage to eliminate the adverse effects of the tight supply of coal on its profitability in 2002? What is the future outlook for the coal market?

Supply shortages in the PRC coal market occurred since the fourth quarter of 2001, when market demand and exports are rising and some of the coal mines have been closed due to safety reasons. This situation continued in 2002. At the beginning of that year, contract prices of coal increased by more than 5% nationwide compared to the Previous Year. However, owing to its established relationships with leading domestic coal mines, the Company successfully renewed the coal supply agreements with its major coal suppliers for another year, and effectively locked the prices of 85% of its coal purchases at the budgeted rates. As s result, the increase in coal prices paid by the Company was limited to within 4%, lower than the national average.

Fuel costs accounted for 46% of the total operating cost of the Company, as substantially all the operating units of the Company are coal-fired units. During the Year, the Company introduced and strengthened a series of initiatives to lower fuel costs, with a view to achieving the overall cost control target. Firstly, through its established relationships with coal suppliers, with initiatives in containing coal purchase costs by contract-purchasing 80% to 85% of its coal, and through optimising the coal supplier mix, the Company endeavours to minimise the combined cost of coal and transportation. Secondly, the Company also sourced coal from certain small- and medium-sized mines. With the premises of stabilising coal supply for production, the Company worked to optimise the coal supplier mix by consolidating the consumption plans of different power plants. Minimisation of coal costs was also realised through the introduction of stringent tendering and quality inspection systems. Thirdly, development of energy-saving technologies was implemented to help strengthen cost control. As a result, the Company managed to substantially increase its power generation whilst reducing unit coal consumption rate for electricity generation by 2.03g/kWh. Lastly, the Company also suppressed the growth trend of unit fuel cost through various measures, including enhancing production safety, rationalising maintenance programmers for generation units, optimising the power generation structure and increasing the utilisation rates of those units which had lower unit fuel costs.



As a result of the effective implementation of the above initiatives, the Company managed to control the rise in unit fuel costs at 5.93%, which was relatively low against the industry standard, despite surging coal prices in the domestic market in 2002. This has demonstrated the Company management's ability in controlling costs and diffusing market risks.

Looking into 2003, the coal market will be characterised by the two features below:

1. The overall shortage in supply will be gradually relieved with the market reaching equilibrium in the year. In the middle of 2002, many small- to medium-sized mines previously closed were allowed by relevant State authorities to resume production as a result of improved safety conditions. This, together with the increased transportation capacity of China's railway system and an anticipated growth in coal imports, is expected to bring a significant increase in coal supply. Despite continued increase of demand from various heavy coal consumption industries such as power, metallurgy and petrochemicals, it is unlikely that supply shortages will persist in 2003.

2. The pressure from rising coal prices will remain but the increase is not expected to be substantial. According to statistics, the general level of coal prices in the coal market at the end of 2002 reached a record-high since the upward adjustment started in 1997. Taking into account the transportation cost, the price of domestic coal is approximately equal to that of imported coal. Increase in coal imports will help relieve the tight supply and bring down coal prices. In view of this, there will be limited room for further rises even though coal prices may fluctuate along with changes in supply and demand during the year. It is estimated the overall increase in the Company's coal cost in 2003 will be bound within 3% compared to the Year.

3. Please outline the Company's diversification strategy of investing in new projects of varied generation sources (with dual emphasis on coal-fired power and hydropower), and explain its implications.

From now on, the Company will stick to its diversification strategy in developing new projects with dual emphasis on coal-fired power and hydropower. This strategy was formulated in light of technical and economic characteristics of coal-fired power and hydropower and the development needs of the power market that the Company is facing. In comparison, coal-fired power plants are characterised by modest construction costs, shorter construction periods, relatively secure fuel supply and higher utilisation rates. Coal-fired power plants are generally chosen as the major power supply infrastructure. Hydropower plants have lower variable costs and a long operating life, utilise re-usable energy sources and are free of environmental pollution, while having the government's policy support. As long as a selected project incurs only modest investment and effective measures are adopted to shorten the project's construction period, the total cost of hydro power will be lower than that of coal-fired power, which is conducive for enhancing the Company's overall competitiveness. The strategic implications of our diversification policy are as follows: (1) the Company can achieve a more stable and higher return on investment through optimisation of its investment and cost structures by taking advantage of the characteristics of coal-fired and hydro power plant projects in terms of their respective costs and investment periods; (2) the Company can consolidate and expand its market share by means of complementing the advantages of different forms of power generation. By taking a dual emphasis, the Company can take advantage of the characteristics of coal-fired power and hydropower, in terms of their respective operating costs, utilisation rates, construction periods and seasonal fluctuations, to optimise the portfolio structure and utilisation efficiency of its power generation assets so as to maximise the Company's market shares; (3) the Company can diversify and reduce its exposure to fuel market risks, and avert the operating risks arising from a volatile coal supply market had the Company adopted a single fuel source strategy; (4) the Company can optimise its generation cost structure and lower its consolidated power generation cost, which is beneficial for building the Company's long-term competitiveness vis-a-vis a much more competitive power market; and (5) the Company can participate in the development of clean and sustainable energy, which is being nurtured and encouraged by the State's industry policies, and will be beneficial for the sustained growth of the Company.

Further to the Datang Huaze Hydropower Project in Hebei, the Company announced another three hydropower projects in Yunnan in October 2002. Owing to their superior technical and economic conditions, these projects, with an aggregate installed capacity of 829MW, have promising future prospects. They also marked a new stage in the progress of the implementation of the Company's diversification strategy.

4. Please explain the significance of the Company's intensified efforts in developing new projects.

During 2002, the Company commenced construction of a number of new projects involving a total installed capacity of over 3,000MW. The Company has intensified its efforts in developing new projects for the following reasons: (1) To meet power demand growth and to increase market share. During 2002, there was an acute shortage of electricity supply in many regions nationwide, and there was no reserve capacity in the BTT Area during peak seasons. Timely commencement of the Company's new projects will help satisfy power consumption demand while increasing the Company's market share of the regional grid at the same time. (2) To maintain a market leadership position in the ownership of new high-efficiency, large-capacity generation units. The ever-growing power demand will certainly bring about a new platform of power infrastructure development. New generation units are more likely to be large-capacity, high-efficiency units that are superior to older units in terms of economic efficiency and safety. In intensifying its development of this type of new units, the Company will be able to stay ahead in the market, improve safety and its other operating benchmarks, and enhance its competitiveness. (3) To reduce the operating costs of the Company over the long term. Currently, both capital costs and equipment costs are at a historic low in the domestic market. Commencing new projects now will help reduce construction costs, thereby lowering the fixed costs over the whole operating life of a generation unit. This will in turn enhance profitability given the same tariff system and market environment. (4) To increase return on equity of the Company. Newly constructed projects normally carry a debt ratio high than the Company's current asset-to-liability ratio. Provided that the Company will ensure a reasonable interest multiple, a higher debt ratio will help lift the Company's return on equity, thereby enhancing shareholder value.

5. **Please illustrate the initial results of the structural reforms of China's power industry and its impact on the Company.**

Major breakthroughs have been achieved in the structural reforms of the power industry in 2002. In March 2002, the "Proposal for Structural Reforms of the Power Industry" was approved by the State Council. Then in April, the SDPC announced details and objectives of the Proposal, namely: to eliminate monopoly, uplift efficiency, lower cost, optimise pricing mechanism and resources allocation, promote industry development and carry out a nationwide integration of power grids; and to establish under government supervision a power market which can develop healthily with orderly competition in a fair and open environment which upholds the principle of separation of corporate and state governance. On 29th December, initial results of the structural reforms were achieved and 11 new power corporations were established, including five power generation companies, two grid management companies and four auxiliary services companies. The five power generation companies were established under the restructuring and reorganisation of the power generation assets of the former State Power Corporation in accordance with modern corporation models. These five companies are of similar size and have comparable shares of assets distributed all over the country. The two grid companies are State Grid Corporation and China Southern Power Grid Company Limited, State Grid Corporation comprises five regional grid companies serving northern, northeastern, eastern, central and northwestern China respectively, while China Southern Power Grid Company Limited was formed by combining the grid assets in Guangdong, Guangxi, Yunnan, Guizhou and Hainan.



The above reorganisation was conducted at the level of the Company's parent company. CDT, one of the five new nationwide power groups, has replaced NCPGC to become the Company's new parent company and will hold 35.43% shares in the Company. The difference between CDT and NCPGC is that the former is a pure power generation company and does not own any grid assets. The power generation assets of CDT are of a substantial scale and scatter nationwide. After the reorganisation, the principal power operations and asset portfolio of the Company will remain unchanged. The power purchase and sale relationship originally established between the Company and NCPGC will stay intact. The power purchase and sale agreements and other major commercial agreements will remain effective.

The above structural reforms have material implications for the Company as it has laid down a clear framework for the development of China's power industry and has created a new environment for orderly competition between the participants. At the same time, the uncertainties associated with the reforms facing the Company are being cleared. In addition, the nationwide distributed assets of CDT's will definitely provide a solid platform facilitating an inter-regional expansion of the Company. All this will have positive influence on the Company in enhancing the formulation and implementation of its development strategies in line with the Company's actual needs as well as future market demand.

Report of the Directors

The Directors are pleased to present the audited results of the Company and its subsidiaries for the year ended 31st December 2002.

Listing and Issue of Shares

The Company's H shares have been listed on The Hong Kong Stock Exchange Limited and the London Stock Exchange since 21st March 1997. The Company did not issue any new shares during the Year.

Performance of the Company's H Shares in 2002:

Highest traded price per H Share	HK$3.65
Lowest traded price per H Share	HK$2.35
Total number of H shares traded	2,811,000,000 shares
Closing price per H Share as at 31st December 2002	HK$2.525

Accounts

The audited consolidated results for the year ended 31st December 2002 are set out in the Consolidated Income Statement on page 55.

The financial position as at 31st December 2002 is set out in the Balance Sheets on page 56.

The consolidated cash flows for the year ended 31st December 2002 are set out in the Consolidated Cash Flow Statement on page 58.

Main Businesses

The main businesses of the Company are to acquire, own and operate existing power plants and to develop, construct, own and operate new power plants.

Major Suppliers and Customers

The percentage of purchases and sales attributable to the Company's major suppliers and customer for the Year are as follows:

	2002 Percentage	2001 Percentage
Purchases		
The largest supplier	17%	26%
Five largest suppliers	52%	62%
Sales		
The largest and only customer	100%	100%

Save for NCPGC, none of the directors, supervisors, their associates or shareholders, to the knowledge of the directors, own more than 5% of the capital of the Company's suppliers and customers mentioned above during the Year.

Subsidiaries and Associates

At 31st December 2002, the Company's subsidiaries were Datang Panshan Power, Datang Tuoketuo Power, Datang Shentou Power, Datang Pingwang Power, Datang Honghe Power, Hebei Huaze Hydropower, Datang Tangshan Power and Datang Lixianjiang Power.

At 31st December 2002, the Company's associates were North China Electric Power Research Institute Company Limited, Datang Liancheng Power, Wenshan Malutang Power Generation Company Limited, Tianjin Dagang Huashi Power Generation Company Limited, Beijing Datang Texin Heat Company Limited and Yunnan Datang Nalan Power.

Dividends and Earnings Per Share

Details of dividends and earnings per share are set out in notes 24 and 25 to the financial statements on page 90.

Reserves

Movements in reserves during the Year are set out in note 14 to the financial statements on page 77 to page 79.

Property, Plant and Equipment

Details of movements in property, plant and equipment during the Year are set out in note 4 to the financial statements on page 72 to page 73.

Share Capital

Details of the change of share capital of the Company during the Year are set out in note 13 of the financial statements on page 77.

Share Capital Structure

As at 31st December 2002, the total number of shares issued by the Company was 5,162,849,000 shares. The Company's shareholders were NCPGC, Beijing International Power Development and Investment Company, Hebei Construction Investment Company, Tianjin Jinneng Investment Company and foreign holders of H Shares, holding 1,828,768,200 domestic shares, 671,792,400 domestic shares, 671,792,400 domestic shares, 559,827,000 domestic shares and 1,430,669,000 H shares, respectively, representing 35.43%, 13.01%, 13.01%, 10.84% and 27.71%, respectively, of the entire share capital of the Company.

Number of Shareholders

Details of the shareholders as recorded in the register of members of the Company at 31st December 2002 are as follows:

Total number of shareholders	372
Holders of domestic Shares	4
Holders of H Shares	368

Shares Held By Substantial Shareholders

As at 31st December 2002, the largest shareholder of the Company was NCPGC, which held 1,828,768,200 domestic shares, representing 35.43% of the entire share capital of the Company. Beijing International Power Development and Investment Company, Hebei Construction and Investment Company and Tianjin Jinneng Investment Company are respectively interested in 671,792,400, 671,792,400 and 559,827,000 domestic shares in the Company, representing 13.01%, 13.01% and 10.84% of the total share capital of the Company, respectively.

Save as disclosed above, as at 31st December 2002, the Company was not aware of any shareholding interests which were required to be disclosed pursuant to the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance").

* The Change of Controlling Shareholder of the Company

As approved by the State Council, on 9th April 2003, CDT will hold 35.43% of the Company's shares in place of NCPGC and has become the controlling shareholder of the Company.

CDT was established as a State-owned enterprise based on part of the operating units of the former State Power Corporation. With the consent of the State Council, CDT is an organisation authorised by the State to carry out investment endeavours, and is a pilot-test State-owned holding company. As at 9th April 2003, CDT has completed registration at the State Administration for Industry and Commerce.

Interests of Directors and Supervisors in Share Capital

None of the directors, supervisors or their respective associates had any interests in the share capital of the Company or any of its associated corporations (as defined in the SDI Ordinance) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "SEHK") pursuant to Section 28 of the SDI Ordinance, including interests which were deemed or taken to be owned by such persons under Section 31 or Part I of the Schedule to that Ordinance, or which were required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein or which were required to be notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors's Service Contracts

Each of the executive directors entered into a service contract with the Company with a term from 1st July 2001 to 30th June 2004.

Interests of Directors and Supervisors in Contracts

No contracts of significance in relation to the Company's business to which the Company or any of its subsidiaries was a party, and in which any director or supervisor had a material interest, subsisted at the end of the Year or at any time during the Year.

Directors' and Supervisors' Benefits from Rights to Acquire Shares or Debentures

No arrangements were made by the Company or its subsidiaries at any time during the Year for any director or supervisor of the Company to acquire any shares in or debentures of the Company or any of its subsidiaries.

Highest Paid Individuals

All of the highest paid individuals of the Company during the Year include directors and senior management staff. Details of their remuneration are set out in note 23(b) of the financial statements on page 90.

Purchase, Sale and Redemption of the Company's Listed Securities

There was no purchase, sale or redemption of the Company's listed securities by the Company during the Year.

Bank Borrowings, Overdrafts and Other Borrowings

Apart from the short term loans from North China Power Group Finance Company Limited, long term loans from bank, and other long term loans as set out in notes 15 to 16 to the financial statements on page 80 to page 81, there were no other loans of the Company and its subsidiaries as at 31st December 2002.

Pre-emptive Rights

According to the Articles of Association of the Company, there is no pre-emptive right requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Connected Transactions

Transactions involving the NCPGC and its associates

During the Year, the Company has entered into the following connected transactions with NCPGC and its associates as agreed. The Company has been exempted from compliance with provisions relating to connected transaction set out in Chapter 14 of the Listing Rules of the SEHK:

Details		Amount (Rmb'000)
1.	Sale of electricity to NCPGC	8,017,912
2.	On-grid service fee payable to NCPGC	30,165
3.	Fuel management fee payable to NCPGC	34,800
4.	Coal ash disposal fee payable to NCPGC	86,392
5.	Rental payable to NCPGC	7,229

The independent non-executive directors have reviewed the transactions described above and have confirmed that:

(1) the transactions described above had been entered into by the Company in the ordinary and daily course of its business;

(2) the transactions described above had been entered into either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (b) where there is no available comparison, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(3) the transactions described above have been entered into either (a) in accordance with the terms of the agreements governing such transactions, or (b) where there is no such agreement, on terms no less favourable than terms available to third parties.

The auditors of the Company have reviewed the transactions described above, and have advised the directors in writing that:

(a) the transactions described above had received the approval of the directors;

(b) the transactions described above had been entered into in accordance with the terms of the agreements governing such transaction, and the pricing method as stated therein, or relevant regulations stipulated by the State, if applicable; and

(c) the transactions described above had not exceeded the relevant cap applicable to such transactions.

* Since 9th April 2003, CDT has replaced NCPGC and become the controlling shareholder of the Company, the original connected transactions between NCPGC and the Company and their respective connected persons will no longer constitute any connected transactions.

  As CDT is the controlling shareholder of the Company, CDT and its associates are connected persons of the Company. The Company does not currently have any intention of entering into any transaction or agreement with CDT and/or its associates. If the Company subsequently enters into any transaction or arrangement with CDT and/or its associates, the Company will comply with the rules governing connected transactions in Chapter 14 of the Listing Rules and/or (if applicable) apply to the SEHK for waiver(s) from strict compliance with such rules.

Transactions Involving North China Power Group Finance Company Limited

During the Year, the Company has received an interest income amounting to approximately Rmb3,177,000 in respect of deposits held with North China Power Group Finance Company Limited.

The Company and its subsidiaries incurred interests expenses amounting to Rmb14,503,000 in respect of borrowings extended by North China Power Group Finance Company Limited.

The Company received from North China Power Group Finance Company Limited a dividend income of approximately Rmb7,107,000.

Material Litigation

The Company was not involved in any material litigation during the Year.

Retirement Scheme

According to relevant Chinese government policies, a basic pension insurance premium was paid on behalf of our employees by the Company, whereby the employees would receive a monthly pension payment from the government after they retire. In addition, the Company has also launched a supplementary retirement plan, whereby employees will make monthly contributions in accordance with their years of service as individual savings retirement insurance fund, while the Company will contribute an amount equivalent to twice the amount of the employees' contributions. The Company may at its discretion provide additional non-recurring corporate supplemental savings retirement insurance fund depending on the operating results of the year. Upon retirement or exceptional requirement, the staff will receive pension payment comprising their own contributions and the Company's contributions. Apart from such contributions, the Company has no other liabilities towards the staff retirement scheme.

Interest Capitalised

During the Year, interest capitalised in respect of construction-in-progress amounted to approximately Rmb144,384,000.

Other Events

1. *Employees' Medical Insurance*

   Local governments at where the Company and its subsidiaries are situated have promulgated implementation rules on staff medical insurance. In accordance with such staff medical insurance implementation rules, the Company and its subsidiaries are required to pay on behalf of employees basic medical insurance fees, mutual medical fund and supplementary corporate medical insurance calculated as certain percentages of employees' wages. The specific schedule for the Company and its subsidiaries' participation in such insurance plans shall be determined by the local governments. Pursuant to arrangements of local governments, the Company and its major subsidiaries had either been notified that they were not required to join any medical insurance plans for the time being or had not received any notice to join such plans as at the end of 2002.

   The Company and its subsidiaries anticipate that observing such medical insurance rules shall not have any significant impact on the Company and its subsidiaries.

2. The Company convened the eleventh meeting of the fourth session of the Board of Directors on 3rd March 2003, at which Mr. Yu Hongji resigned as General Manager of the Company and its subsidiaries for age reason. The twelfth meeting of the fourth Board of Directors of the Company and its subsidiaries was held on 31st March 2003, at which Mr. Zhang Yi was appointed General Manager of the Company and its subsidiaries, and Mr. Yu Libin, Mr. Yang Hongming and Mr. Wei Yuan were appointed Deputy General Managers.

Code of Best Practice

To the knowledge of the Directors, the Company had complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of the SEHK throughout 2002.

Auditors

The Company's 2000 and 2001 financial statements were audited by Arthur Andersen & Co. The Company's 2002 financial statements prepared under International Financial Reporting Standards have been audited by PricewaterhouseCoopers. A resolution to continually appoint PricewaterhouseCoopers as the international auditor will be proposed at the Annual General Meeting.

By Order of the Board
Zhai Ruoyu
Chairman

3rd March 2003

Report of the Supervisory Committee



To all shareholders:

According to the Company Law of the Peoples' Republic of China, the relevant laws and regulations of Hong Kong and London where the Company was listed and the Articles of Association of the Company, the three members of the Supervisory Committee of Beijing Datang Power have conscientiously exercised their functions and powers to protect the interests of shareholders and the Company in adherence to the principle of faithfulness and have performed their duties with due prudence, initiative and diligence. The principal duties are: to attend in Board meetings and to opine on major issues such as production operations, technological reforms, project development and investments; to seriously monitor the guiding principles for decision-making and the major decisions made to ensure compliance with the laws and regulations of the State, rules and regulations governing the listing of securities and the Articles of Association and that they are in the interests of staff and shareholders, in particular shareholders with shares in circulation; to audit regularly the financial conditions, investigate into fundamentals of financial work, review the financial reports submitted by auditors, carry out vetting of the financial report and profit distribution plan submitted to the general meeting by the Board of Directors and conscientiously supervise the process.

The Supervisory Committee confirmed that during 2002, the Directors, the President and other senior management of the Company have actively organised the staff to carry out their duties prudently, and have obtained satisfactory results in implementing standardised operations, further enhancing production safety management, developing newly-established projects and implementing a number of meticulous works in order to enhance economic efficiency. The consolidated net profit of the Company and its subsidiaries for 2002 amounted to approximately Rmb1,404,612,000 according to International Accounting Standards.

The Supervisory Committee has regularly examined accounting evidence, books of accounts and accounting reports and has reviewed part of the intermediary's report on the Company. In the opinion of the Supervisory Committee, the financial statements of the Company have been accurately and lucidly prepared with completeness in information, and the financial management and accounting functions of the Company have complied with the Accounting Law of the People's Republic of China and the accounting standards issued by the Ministry of Finance of the People's Republic of China and International Financial Reporting Standards. The Supervisory Committee has not discovered any problems in respect of the foregoing.

The Supervisory Committee has reviewed the financial report and profit distribution plan prepared by the Board of Directors of the Company for submission to the general meeting and gives full concurrence thereto.

The Supervisory Committee has reviewed the Report of the Directors to be submitted by the Board of Directors of the Company to the general meeting and believes that it truly and objectively reflects the operating results. In the course of the Company's operations, the Board of Directors, the President and other senior management of the Company have complied with their fiduciary duties and discharged their duties diligently in the exercise of their rights or performance of their obligations. No cases of power abuse or infringement of the interests of shareholders and staff have been found so far.

The Supervisory Committee is satisfied with the assurances furnished and the results and economic efficiencies achieved by the Company, and is fully confident about the Company's prospects for development.

On Behalf of
the Supervisory Committee
Zhang Jie
Chairman of
the Supervisory Committee

3rd March 2002

Taxation of the United Kingdom

The comments below are a general guide only, based on tax law and practice in force as at the date of this document that may be subject to changes or revisions. They relate only to certain limited aspects of the tax position of United Kingdom ("UK") resident shareholders of the Company and may not apply to certain classes of shareholders. This section is not intended to be and should not be construed as legal or tax advice to any particular shareholder. If you are in any doubt as to your tax position you should consult an appropriate professional advisor.

Shareholders of the Company who are resident in the UK will generally be subject to UK income tax or corporation tax on the gross amount of dividends paid by the Company, but will normally be entitled to a credit against such UK income tax or corporation tax for any PRC withholding tax charged on the dividend which cannot be re-claimed under the double taxation treaty between PRC and U.K..

Under the current double taxation treaty between PRC and UK, shareholders of the Company who are resident in the UK will generally be entitled to a reduced rate of PRC withholding tax on dividends paid to them by the Company and/or refund of any PRC withholding tax withheld in excess of such rate, on making an application to the appropriate PRC tax authority (details of which can be obtained from such shareholders' respective UK tax offices).

Furthermore, corporate shareholders of the Company who are resident in the UK and which control (directly or indirectly) at least 10% of the voting rights of the Company will be entitled to credit against UK corporation tax chargeable in respect of dividends paid to them by the Company for any underlying PRC tax payable by the Company in respect of the profits out of which dividends were paid.

Auditors' Report



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

TO THE SHAREHOLDERS OF
BEIJING DATANG POWER GENERATION COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Beijing Datang Power Generation Company Limited (the "Company") and consolidated balance sheet of the Company and its subsidiaries as at 31 December 2002, and the related consolidated statements of income, cash flow and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and financial position of the Company and its subsidiaries as at 31 December 2002, and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 3 March 2003

Consolidated Income Statement

For the year ended 31 December 2002
(All amounts expressed in thousands of Renminbi ("Rmb") except per share data)

	Note	2002	2001
Operating revenue	22(a)	8,017,912	6,550,620
Operating costs			
Local government surcharges		(102,012)	(86,749)
Fuel	22	(2,556,173)	(1,954,115)
Repairs and maintenance		(278,085)	(220,468)
Depreciation		(1,382,613)	(1,071,866)
Wages and staff welfare		(440,772)	(364,163)
Others	22	(820,699)	(755,544)
Total operating costs		(5,580,354)	(4,452,905)
Operating profit	19	2,437,558	2,097,715
Share of profit of associates	6	5,499	3,913
Interest income		89,314	144,507
Finance costs	20	(522,145)	(99,974)
Profit before taxation		2,010,226	2,146,161
Taxation	21	(672,156)	(714,492)
Profit before minority interests		1,338,070	1,431,669
Minority interests		66,542	6,391
Net profit		1,404,612	1,438,060
Proposed dividends	24	619,542	877,684
Earnings per share — basic (Rmb)	25	0.272	0.278
Proposed dividend per share (Rmb)	25	0.12	0.17

The accompanying notes are an integral part of these financial statements.

Balance Sheets

As at 31 December 2002
(All amounts expressed in thousands of Rmb)

	Notes	Company and its subsidiaries		Company	
		2002	2001	2002	2001
ASSETS					
Non-current assets					
Property, plant and equipment	4	20,856,652	17,109,395	10,324,706	11,032,768
Investments in subsidiaries	5	—	—	2,184,460	1,327,554
Investments in associates	6	142,351	33,913	142,351	33,913
Available-for-sale investments	7(i)	47,820	46,920	46,920	46,920
Goodwill	8	44,745	50,337	44,745	50,337
Deferred housing benefits	9	224,079	261,295	224,079	261,295
Deferred tax assets	21(b)	99,489	10,630	—	—
		21,415,136	17,512,490	12,967,261	12,752,787
Current assets					
Inventories	10	302,108	259,014	255,713	230,202
Other receivables and current assets		106,320	177,969	92,216	154,270
Due from a shareholder	22(g)	769,510	451,721	559,720	404,712
Investments held for trading	7(ii)	—	285,681	—	285,681
Short-term bank deposits over three months	11	1,876,610	3,230,046	1,876,610	3,230,046
Cash and cash equivalents	12, 22(c)	2,350,004	1,273,122	2,299,599	1,234,571
		5,404,552	5,677,553	5,083,858	5,539,482
Total assets		26,819,688	23,190,043	18,051,119	18,292,269
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital	13	5,162,849	5,162,849	5,162,849	5,162,849
Reserves	14	9,216,430	8,689,502	9,169,904	8,640,787
Total shareholders' equity		14,379,279	13,852,351	14,332,753	13,803,636
Minority interests		907,234	529,890	—	—
Non-current liabilities					
Long-term loans	15	8,125,089	6,229,064	2,122,000	2,775,000
Deferred tax liabilities	21(b)	31,123	33,570	8,208	9,576
		8,156,212	6,262,634	2,130,208	2,784,576
Current liabilities					
Accounts payable and accrued liabilities	17, 22	1,886,388	1,498,188	797,184	1,055,377
Short-term loans	16	316,000	241,120	—	—
Current portion of long-term loans	15	540,953	360,356	182,000	196,660
Taxes payable		633,622	445,504	608,974	452,020
		3,376,963	2,545,168	1,588,158	1,704,057
Total liabilities		11,533,175	8,807,802	3,718,366	4,488,633
Total shareholders' equity and liabilities		26,819,688	23,190,043	18,051,119	18,292,269

Approved by the Board of Directors on 3 March 2003:

Yu Hongji
Director

Wang Xianzhou
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

For the year ended 31 December 2002

(All amounts expressed in thousands of Rmb)

	Note	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Retained earnings	Total reserves	Total Share-holders' equity
Balance as at 1 January 2001		5,162,849	3,653,421	808,143	235,673	1,970,250	—	1,100,240	7,767,727	12,930,576
Appropriation to discretionary surplus reserve		—	—	—	—	583,955	—	(583,955)	—	—
Dividends declared		—	—	—	—	—	—	(516,285)	(516,285)	(516,285)
Net profit		—	—	—	—	—	—	1,438,060	1,438,060	1,438,060
Transfer between reserves	14(c)	—	—	—	(114,758)	114,758	—	—	—	—
Transfer to restricted reserve	14(e)	—	—	—	(258,881)	—	226,521	32,360	—	—
Appropriations to statutory reserves	14	—	—	142,845	142,845	—	—	(285,690)	—	—
Balance as at 31 December 2001		5,162,849	3,653,421	950,988	4,879	2,668,963	226,521	1,184,730	8,689,502	13,852,351
Appropriations to discretionary surplus reserve	14(d)	—	—	—	—	258,331	—	(258,331)	—	—
Dividends declared	24	—	—	—	—	—	—	(877,684)	(877,684)	(877,684)
Net profit		—	—	—	—	—	—	1,404,612	1,404,612	1,404,612
Transfer between reserves	14(c)	—	—	—	(49,103)	49,103	—	—	—	—
Transfer to restricted reserve	14(e)	—	—	—	—	—	(32,360)	32,360	—	—
Appropriations to statutory reserves	14	—	—	156,541	156,541	—	—	(313,082)	—	—
Balance as at 31 December 2002		**5,162,849**	**3,653,421**	**1,107,529**	**112,317**	**2,976,397**	**194,161**	**1,172,605**	**9,216,430**	**14,379,279**

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2002
(All amounts expressed in thousands of Rmb)

	Note	2002	2001
Cash flows from operating activities			
Cash generated from operations	26(a)	3,676,349	3,121,207
Enterprise income tax paid		(628,953)	(675,237)
Dividends paid		(877,684)	(516,285)
Net cash from operating activities		2,169,712	1,929,685
Cash flows from investing activities			
Decrease (Increase) in short-term bank deposits over three months		1,353,436	(242,932)
Acquisition of investments held for trading		(200,000)	(410,345)
Proceeds from disposal of investments held for trading		500,981	170,340
Acquisition of subsidiaries		—	(14,514)
Investments in associates		(97,552)	—
Addition of available-for-sale investment		—	(900)
Additions to property, plant and equipment		(4,947,114)	(3,037,615)
Proceeds from disposal of property, plant and equipment		576	471
Interest received		141,181	142,235
Dividends received		7,494	5,479
Net cash used in investing activities		(3,240,998)	(3,387,781)
Cash flows from financing activities			
Capital contribution from minority shareholders into subsidiaries		443,888	122,818
Proceeds from long-term loans		2,992,478	2,277,369
Proceeds from short-term loans		1,533,961	1,315,560
Repayments of long-term loans		(891,360)	(608,412)
Repayments of short-term loans		(1,459,081)	(1,264,440)
Interest paid		(471,718)	(319,583)
Net cash from financing activities		2,148,168	1,523,312
Net increase in cash and cash equivalents		1,076,882	65,216
Cash and cash equivalents, beginning of year		1,273,122	1,207,906
Cash and cash equivalents, end of year		2,350,004	1,273,122

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

31 December 2002
(All amounts expressed in Rmb unless otherwise stated)

1. ORGANISATION AND OPERATIONS

Beijing Datang Power Generation Company Limited (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13 December 1994 as a joint stock limited company. The Company listed its H Shares on the Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997. The Company and its subsidiaries currently own and operate five coal-fired power plants and one hydropower plant in Hebei Province, Beijing City and Tianjin City of the PRC. As at 31 December 2002, the Company and its subsidiaries had 7,332 employees (2001 — 6,834 employees).

The principal activities of the Company and its subsidiaries are power generation in the PRC. The Company and its subsidiaries conduct their business within one industry segment. As at 31 December 2002, the installed capacity of the Company and its subsidiaries in operation is summarised as follows:

Operating plants	Total installed capacity	Total installed capacity attributable to the Company	Province/ Municipality located
	(MW)	(MW)	
Four original operating plants:			
Dou He Power Plant	1,550	1,550	Hebei
Gao Jing Power Plant	600	600	Beijing
Xia Hua Yuan Power Plant	400	400	Hebei
Zhang Jia Kou Power Plant	2,400	2,400	Hebei
Subsidiaries			
Tianjin Datang Panshan Power Generation Company Limited	1,200	900	Tianjin
Hebei Huaze Hydropower Development Company Limited	20	18	Hebei
	6,170	5,868	

1. ORGANISATION AND OPERATIONS (CONT'D)

As at 31 December 2002, the Company holds equity interests in the following subsidiaries and associates, all of which are limited liability companies established and operated in the PRC:

Company name	Date of establishment	Registered capital	Paid-up capital	Attributable interest	Principal activities
		'000	'000		
Subsidiaries					
Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo")	17 November 1995	698,090	698,090	60%	Power generation (under construction)
Tianjin Datang Panshan Power Generation Company Limited ("Datang Panshan")	6 August 1997	1,050,791	1,050,791	75%	Power generation
Hebei Huaze Hydropower Development Company Limited ("Huaze Hydropower")	29 July 1998	59,161	59,161	90%	Hydropower generation
Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou")	8 December 1998	46,000	46,000	60%	Power generation (under construction)
Shanxi Datang Pingwang Thermal Power Company Limited ("Datang Pingwang")	14 July 2000	10,000	10,000	80%	Power generation (under construction)
Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe")	27 April 2001	10,000	10,000	70%	Power generation (pre-construction)
Hebei Datang Tangshan Thermal Power Company Limited ("Datang Tangshan")	21 February 2002	10,000	10,000	80%	Power generation (under construction)

1. ORGANISATION AND OPERATIONS (CONT'D)

Company name	Date of establishment	Registered capital	Paid-up capital	Attributable interest	Principal activities
		'000	'000		
Yunnan Datang Lixianjiang Hydropower Development Company Limited ("Datang Lixianjiang")	8 November 2002	10,000	10,000	70%	Hydropower generation (pre-construction)
Associates					
North China Electric Power Research Institute Company Limited ("NCEPR")	7 December 2000	100,000	100,000	30%	Power related technology services
Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng ")*	18 August 2001	10,000	10,000	55%	Power generation (under construction)
Wenshan Malutang Power Generation Company Limited ("Wenshan Malutang")	19 September 2001	130,600	122,600	23%	Hydropower generation (pre-construction)
Tianjin Dagang Huashi Power Generation Company Limited ("Tianjin Dagang")	5 April 2002	10,000	10,000	30%	Power generation (under construction)
Beijing Datang Texin Heat Company Limited ("Datang Texin")	27 April 2002	87,800	87,800	49%	Heat transportation (pre-construction)
Yunnan Datang Nalan Hydropower Development Company Limited ("Datang Nalan")*	30 October 2002	25,000	16,250	51%	Hydropower generation (pre-construction)

* Though the Company holds majority equity interests of Datang Liancheng and Datang Nalan, it has not obtained majority voting rights of these companies. Therefore, the Company classifies these investees as associates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards and Interpretations issued by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of investments held for trading and available-for-sale investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

(b) Principles of consolidation

(i) *Subsidiaries*

Subsidiaries, which are those entities in which the Company has the power to govern the financial and operating policies, are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See note 2(f) for the accounting policy on goodwill.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(b) Principles of consolidation (Cont'd)

(ii) *Associates*

Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investments. Associates are entities over which the Company generally has between 20% and 50% of the voting rights, and over which the Company has significant influence, but which it does not control. Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognise further losses, unless the Company has incurred obligations or made payments on behalf of the associate.

(c) Foreign currency translation

(i) *Measurement currency*

Items included in the financial statements of each entity in the Company and its subsidiaries are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Rmb, which is the measurement currency of the Company and its subsidiaries.

(ii) *Transactions and balances*

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary items such as equities held for trading are reported as part of the fair value gain or loss.

(d) Property, plant and equipment

Property, plant and equipment of the original four power plants during the formation of the Company are recorded at appraised value as at that time. The asset appraisal was conducted by an independent valuer. Additions subsequent to the formation of the Company are recorded at costs. The initial cost comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Property, plant and equipment, apart from construction-in-progress, are stated at historical cost or original appraised value less accumulated depreciation and accumulated impairment loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d) Property, plant and equipment (Cont'd)

Expenditure incurred after the property, plant and equipment have been put into operation, such as repair and maintenance and overhaul costs, are normally charged to the income statement in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of property, plant and equipment.

Depreciation is calculated on a straight-line basis to write off fixed assets, after taking into account the estimated residual value, over their estimated useful lives as follows:

Buildings	20–50 years
Electric utility plant in service	12–45 years
Transportation facilities, computer and others	4–10 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction-in-progress represents plants and properties under construction and is stated at cost. This includes the costs of construction, plant and machinery and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for its intended use when they are transferred to the relevant asset category.

Gains and losses on disposals are determined by comparing the proceeds on disposal with the carrying amount and are included in operating profit.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the assets for its intended use. Other borrowing costs are expensed.

Management considers that the amount of property, plant and equipment as at 31 December 2002 is not materially different from fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(e) Investments

The Company and its subsidiaries classified its investments in debt and equity into the following categories: held for trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held for trading investments and included in current assets; for the purpose of these financial statements short term is defined as 3 months except for short term bank deposits (See note 11). Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. During the year ended 31 December 2002, the Company and its subsidiaries did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. Such investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Company and its subsidiaries commit to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. In circumstances where fair values can be reliably calculated, fair values of unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

(f) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets acquired at the date of acquisition.

Goodwill is amortised using the straight-line method over its estimated useful life and recognised in the income statement as other operating expenses. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

At each balance sheet date the Company assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(g) Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(h) Inventories

Inventories are stated at the lower of weighted average cost or net realisable value, and are expensed to fuel costs or other relevant operating expenses when used, or capitalised to fixed assets when installed, as appropriate. Cost of inventories includes direct material cost and transportation expenses incurred in bringing the materials and supplies to the working locations. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

(i) Receivables

Receivables are carried at the original invoiced amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

(k) Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

(l) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(m) Government grants

Government grants are not recognised until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. Government grants are deferred and recognised in the consolidated income statement over the period necessary to match them with the related costs that they are intended to compensate on a systematic basis. Grants related to the acquisition of property, plant and equipment are accounted for as deferred income in the financial statements and are recognised as income over the useful life of the asset.

(n) Provisions

Provisions are recognised when the Company and its subsidiaries have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company and its subsidiaries expect a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(o) Revenue and income recognition

Revenue and income are recognised when it is probable that the economic benefits associated with a transaction will flow to the Company and its subsidiaries and the revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and on the following bases:

(i) *Operating revenue*

Operating revenue represents amount of tariffs billed for electricity generated and transmitted to North China Power Group Company ("NCPGC"), the substantial shareholder. Operating revenue is billed and recognised upon transmission of electricity to the power grid controlled and owned by NCPGC.

(ii) *Interest income*

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis that takes into account the effective yield on the assets.

(iii) *Dividend income*

Dividend income is recognised when the right to receive payment is established.

(p) Retirement and staff housing benefits

Pension obligations

The Company and its subsidiaries have various defined contribution pension plans in accordance with the local conditions and practices in the provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.

Costs of retirement benefits are charged to income statement as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(p) Retirement and staff housing benefits (Cont'd)

Staff housing benefits

The Company and its subsidiaries provide housing to their employees at a discount price. The price difference between the selling price and the cost of housing is considered housing benefit and is amortised on a straight line basis over the estimated average service lives of relevant employees and included in other operating costs.

Apart from housing benefit, the Company and its subsidiaries also contribute to the state-prescribed housing fund scheme. Such costs are charged to the income statement as incurred.

(q) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(r) Minority interests

Minority interests include the minorities' proportion of the fair value of identifiable assets and liabilities of subsidiaries.

Changes in minority interests represents new capital injection from minority shareholders and share of profit which should belong to minority shareholders.

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

As of 31 December 2002, all losses of subsidiaries attributed to minorities were less than the minorities' investment in the subsidiaries and therefore the Company did not absorb any such loss.

(s) Financial instruments

Liability and equity

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as an expense or as income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(s) Financial instruments (Cont'd)

Derivative financial instruments

On inception, the Company and its subsidiaries identify certain derivatives as either i) a hedge of the fair value of an asset or a liability (fair value hedge), ii) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge) or iii) a hedge of a net investment in a foreign entity.

The Company and its subsidiaries' criteria for classifying a derivative instrument as a hedge include: i) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, ii) the effectiveness of the hedge can be reliably measured, iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and iv) for cash flow hedges, the forecasted transaction that is subject of the hedges must be highly probable.

Derivative financial instruments that are not designated as hedging instruments are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statement.

An embedded derivative is separated from the host contract and accounted for as a derivative if i) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and iii) the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Financial instruments are reviewed for impairment at each balance sheet date. For financial assets carried at amortised cost, whenever it is probable that the Company and its subsidiaries will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss recognised in the income statement. A reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed the amortised cost which would have been recorded had the impairment not been recognised.

(t) Contingencies

Contingent liabilities are recognised in the financial statements when it is probable that a liability will crystallise. Where no provision is recorded, they are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements unless virtually certain but disclosed when an inflow of economic benefits is probable.

(u) Dividends

Dividends are recorded in the financial statements of the Company and its subsidiaries in the period in which they are approved by the shareholders of the Company and its subsidiaries.

(v) Subsequent events

Post-year-end events that provide additional information about a company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

3. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Company and its subsidiaries conduct their operations in the PRC and are exposed to market risks from changes in interest and foreign exchange rates. In addition, they are also subject to special considerations and risks including risks associated with, among others, the political, economic and legal environment, restructuring of the PRC electric power industry and regulatory reform, new regulation pertaining to setting of power tariff and availability of fuel supply at a stable price.

Risk management policies are approved by senior management of the Company and carried out by a central planning department in close co-operation with the operating units of the Company and its subsidiaries.

(i) *Interest rate risk*

The floating rate loans expose the Company and its subsidiaries to interest rate risk. The Company and its subsidiaries use derivative instruments, to the extent available in the PRC, to manage exposure to fluctuations in interest rates. When considered appropriate, the Company uses interest rate swap to manage the relative level of its exposure to cash flow risk associated with borrowings with floating interest rates.

Interest rates applicable to the Company and its subsidiaries' borrowings and the schedule of long-term loan repayments are disclosed in note 15.

(ii) *Foreign currency risk*

The Company and its subsidiaries' businesses are principally conducted in Rmb, except that purchases of certain electric utility plant equipment are denominated in United States dollars ("USD"). Dividends to shareholders holding H Shares are declared in Rmb and paid in Hong Kong dollars. As at 31 December 2002, all of the Company and its subsidiaries' assets and liabilities were denominated in Rmb except for cash and bank deposits of approximately Rmb2,089 million (2001 — Rmb2,522 million) and long-term loans of approximately Rmb2,212 million (2001 — Rmb590 million) which were denominated in foreign currencies, principally in United States and Hong Kong dollars. Fluctuation of exchange rate of Renminbi against foreign currencies could affect the Company and its subsidiaries' results of operation.

3. FINANCIAL RISK MANAGEMENT (CONT'D)

(a) Financial risk factors (Cont'd)

(iii) *Credit risk*

All of the Company and its subsidiaries' sales of on-grid electricity for the year were made to NCPGC (see note 22). In addition, the ten largest coal suppliers accounted for approximately 64% (2001 — 77%) of the coal purchases of the Company and its subsidiaries for the year ended 31 December 2002.

A significant portion of the Company and its subsidiaries' cash and cash equivalents and bank deposits over three months is deposited with the four largest state-owned banks of the PRC.

The Company and its subsidiaries do not guarantee obligations of other parties except for the Company's proportionate share of the loans of its subsidiaries.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Company considers that its maximum exposure is reflected by the amount of trade receivables and other current assets, net of provisions for impairment recognised at the balance sheet date.

(iv) *Liquidity risk*

The Company and its subsidiaries' policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to meet its commitments regarding construction of power plants. The amount of undrawn credit facilities at the balance sheet date is disclosed in note 26(c).

(b) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value.

While derivative transactions provide effective economic hedges under the Company and its subsidiaries' risk management policies, the derivatives that do not qualify for hedge accounting under the specific rules in IAS 39 are carried at fair value with changes in fair value included in the income statement.

(c) Fair values

The fair value of investments held for trading is estimated by reference to their quoted market price at the balance sheet date. The fair value of interest rate swap is calculated as the present value of the estimated future cash flows.

The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, short-term bank deposits over three months, due from a shareholder, accounts payable and short-term loans approximates their fair values because of the short maturity of these instruments.

Available-for-sale investments are measured at cost as there is no quoted market price in an active market and their fair value cannot be reliably measured (see note 7(i)).

3. FINANCIAL RISK MANAGEMENT (CONT'D)

(c) Fair values

The fair values of long-term loans, including current portions of approximately Rmb8,648 million (2001 — Rmb6,587 million), as at 31 December 2002, have been estimated by applying a discounted cash flow approach using interest rates available to the Company and its subsidiaries for comparable instruments. As at the same date, the book value of these liabilities was approximately Rmb8,666 million (2001 — Rmb6,589 million).

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

4. PROPERTY, PLANT AND EQUIPMENT

	Company and its subsidiaries					
	2002					2001
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total	Total
	'000	'000	'000	'000	'000	'000
Cost (note i)						
Beginning of year	1,763,253	15,932,325	441,534	3,758,307	21,895,419	18,458,922
Addition	26,864	11,307	32,266	5,154,730	5,225,167	3,619,060
Acquisitions	—	—	—	—	—	16,925
Disposals	(26,435)	(132,440)	(16,745)	—	(175,620)	(199,488)
Transfer in/(out)	112,483	2,055,389	46,909	(2,214,781)	—	—
End of year	1,876,165	17,866,581	503,964	6,698,256	26,944,966	21,895,419
Accumulated depreciation						
Beginning of year	175,942	4,437,632	172,450	—	4,786,024	3,739,072
Charge for the year	15,835	1,335,828	42,036	—	1,393,699	1,087,741
Written back on disposals	(83)	(77,849)	(13,477)	—	(91,409)	(40,789)
End of year	191,694	5,695,611	201,009	—	6,088,314	4,786,024
Net book value						
End of year	1,684,471	12,170,970	302,955	6,698,256	20,856,652	17,109,395
Beginning of year	1,587,311	11,494,693	269,084	3,758,307	17,109,395	14,719,850

4. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

	Company					
	2002					2001
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-progress	Total	Total
	'000	'000	'000	'000	'000	'000
Cost (note i)						
Beginning of year	1,155,579	14,228,569	348,610	74,320	15,807,078	15,104,648
Addition	5,460	9,455	11,109	454,232	480,256	901,918
Acquisitions	—	—	—	—	—	—
Disposals	(361)	(132,440)	(16,162)	—	(148,963)	(199,488)
Transfer in/(out)	35,378	158,886	28,488	(222,752)	—	—
End of year	1,196,056	14,264,470	372,045	305,800	16,138,371	15,807,078
Accumulated depreciation						
Beginning of year	172,691	4,434,980	166,639	—	4,774,310	3,739,072
Charge for the year	13,350	1,081,610	36,495	—	1,131,455	1,076,027
Written back on disposals	(83)	(79,074)	(12,943)	—	(92,100)	(40,789)
End of year	185,958	5,437,516	190,191	—	5,813,665	4,774,310
Net book value						
End of year	1,010,098	8,826,954	181,854	305,800	10,324,706	11,032,768
Beginning of year	982,888	9,793,589	181,971	74,320	11,032,768	11,365,576

(note i): Property, plant and equipment of approximately Rmb5,734 million represents fixed assets of the original four power plants during the formation of the Company, which are recorded at appraised value as at the date of formation of the Company conducted by an independent valuer.

For the year end 31 December 2002 the interest rates on the loans for which interest has been capitalised varies from 2.88% to 6.21% (2001 — 3.00% to 7.08%) per annum.

5. INVESTMENTS IN SUBSIDIARIES

	Company	
	2002	2001
	'000	'000
At beginning of year	1,327,554	1,067,135
Additions	958,073	275,610
Share of results after tax	(99,135)	(15,191)
Dividends	(2,032)	—
At end of year	2,184,460	1,327,554

6. INVESTMENTS IN ASSOCIATES

	2002	2001
	'000	'000
At beginning of year	33,913	30,000
Additions	102,939	—
Share of results after tax	5,499	3,913
At end of year	142,351	33,913

The additions in 2002 mainly represent the Company's investments in various projects in Yunnan Province, Beijing City and Tianjin City.

7. INVESTMENTS

(i) Available-for-sale investments

Available-for-sale investments mainly represent a 16% equity investment (unlisted) in NCPG Finance Company Ltd. NCPG Finance Company Ltd. is a non-bank financial institution providing financing services to entities controlled by NCPGC.

These investments do not have a quoted market price in an active market. In addition, the principal activities of these investees are to provide services exclusively to their shareholders and their affiliates. Based upon the limited forecast financial information regarding these investments available to the Company, the directors are of the opinion that there are no appropriate methods to reliably measure their fair values. Accordingly, these investments are stated at cost and are subject to review for impairment loss.

There were neither disposals nor provisions for impairment on available-for-sale investments for the year ended in 31 December 2002.

(ii) Investments held for trading

Government bonds that are acquired for the purpose of generating a profit from short-term fluctuations in price are classified as investments held for trading and are stated at fair value. The fair value is determined based on quoted market prices at the balance sheet date. The gains or losses arising from changes in the fair value subsequent to initial recognition are included as income or expenses for the period.

8. GOODWILL

Goodwill arose from the Company's acquisition of Zhang Jia Kou Power Plant Unit 2 ("ZJK Unit 2") in 2000 and is amortised over 10 years.

	2002	2001
	'000	'000
Cost		
Beginning and end of year	57,363	57,363
Accumulated amortisation		
Beginning of year	(7,026)	(1,434)
Charge for the year	(5,592)	(5,592)
End of year	(12,618)	(7,026)
Net book value		
End of year	44,745	50,337
Beginning of year	50,337	55,929

The amortisation cost is included in other operating costs in the financial statements.

9. DEFERRED HOUSING BENEFITS

Pursuant to the "Proposal on Further Reform of Housing Policy in Urban Areas" of the State and the implementation schemes for staff quarters issued by the relevant provincial and municipal governments, the Company and its subsidiaries have finalised a scheme for selling staff quarters in 1999.

9. DEFERRED HOUSING BENEFITS (CONT'D)

Under the scheme, the Company and its subsidiaries provide benefits to its staff to buy staff quarters from the Company and its subsidiaries at preferential prices. The offer price is calculated based on their length of service and position pursuant to the prevailing local regulations. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. The housing benefits are amortised over the remaining average service life of the relevant employees. The estimated housing benefits are expected to benefit the Company and its subsidiaries over ten years, which is the estimated remaining average service life of the relevant employees.

	2002	2001
	'000	'000
Cost		
Beginning of year	342,837	272,018
Addition	—	70,819
End of year	342,837	342,837
Accumulated amortisation		
Beginning of year	(81,542)	(42,500)
Charge for the year	(37,216)	(39,042)
End of year	(118,758)	(81,542)
Net book value		
End of year	224,079	261,295
Beginning of year	261,295	229,518

10. INVENTORIES

	Company and its subsidiaries		Company	
	2002	2001	2002	2001
	'000	'000	'000	'000
Fuel	108,985	90,705	90,165	62,678
Spare parts and consumable supplies	193,123	168,309	165,548	167,524
	302,108	259,014	255,713	230,202

As of 31 December 2002 and 2001, all inventories were carried at cost.

11. SHORT-TERM BANK DEPOSITS OVER THREE MONTHS

Short-term bank deposits over three months consist of fixed-term deposits denominated in Rmb, Hong Kong dollars or United States dollars with original maturities ranging from over three months to one year.

The effective interest rates on short-term bank deposits over three months ranged from 1.98% to 2.24% (2001 — 2.16% to 5.07%), and these deposits have an average maturity of 82 days (2001 — 117 days).

12. CASH AND CASH EQUIVALENTS

	Company and its subsidiaries		Company	
	2002	2001	**2002**	2001
	'000	'000	**'000**	'000
Cash at bank and in hand	**1,324,416**	673,122	**1,274,011**	634,571
Short-term bank deposits	**1,025,588**	600,000	**1,025,588**	600,000
	2,350,004	1,273,122	**2,299,599**	1,234,571

The effective interest rates on short-term bank deposits were ranging from 0.44% to 0.72% (2001 — 0.44% to 0.99%) and these deposits have an average maturity of 25 days (2001 — 4 days).

13. SHARE CAPITAL

As at 31 December 2002 and 2001, the authorised share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1 each. The issued and fully paid up share capital of the Company as at 31 December 2002 and 2001 was as follows:

	Number of shares	Share capital	Share interest percentage
	'000	'000	%
Domestic Shares	3,732,180	3,732,180	72.29
H Shares	1,430,669	1,430,669	27.71
	5,162,849	5,162,849	100.00

Domestic Shares are non-listed promoter shares subscribed by promoters in RMB.

H Shares were listed on the Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21 March 1997.

Domestic Shares and H Shares rank pari passu with each other and in particular will rank in full for all dividends or distributions declared and paid.

14. RESERVES

(a) Capital reserve

Capital reserve comprises the difference between the nominal amount of the domestic shares issued and the fair value of the net assets injected to the Company during its formation and also the proceeds from the issuance of H Shares in excess of their par value, net of expenses related to the issuance of the shares in 1997.

(All amounts expressed in Rmb unless otherwise stated)

14. RESERVES (CONT'D)

(b) Statutory surplus reserve

In accordance with the relevant laws and regulations of the PRC and the Company's articles of association, the Company is required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such reserve reaches 50% of the Company's share capital, any further appropriation is optional.

The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the reserve after such issue is not less than 25% of share capital. The statutory surplus reserve is non-distributable.

(c) Statutory public welfare fund

In accordance with the Company's articles of association, 10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees such as construction of canteen and other staff welfare facilities. Title of these capital items will remain with the Company. This fund is non-distributable other than in liquidation.

Pursuant to the Accounting System for Business Enterprises of the PRC effective in 2001, statutory public welfare fund is transferred out to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the year ended 31 December 2002, approximately Rmb49,103,000 (2001 — Rmb114,758,000) of the statutory public welfare fund was transferred to discretionary surplus reserve.

(d) Discretionary surplus reserve

In accordance with the Company's articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting.

For the year ended 31 December 2002, no appropriation of profit (2001 — Rmb258,331,000) to the discretionary surplus reserve was made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at the next general meeting.

The discretionary surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them. The discretionary surplus reserve is distributable.

(All amounts expressed in Rmb unless otherwise stated)

14. RESERVES (CONT'D)

(e) Restricted reserve

Pursuant to documents Cai Qi [2000] 295, Cai Qi [2000] 878 and Cai Kuai [2001] 5 issued by MOF, deferred housing benefits for staff quarters sold that were approved by the government before the effective date of Cai Qi [2000] 295, i.e. 6 September 2000, should be directly deducted from shareholders' equity starting from 2001. Accordingly, approximately Rmb258,881,000 which represented the remaining deferred housing benefits balance in relation to staff quarters sold approved by the government before 6 September 2000 has been directly deducted from the statutory public welfare fund under PRC accounting standards and regulations ("PRC GAAP"). For financial statements prepared in accordance with IFRS, the deferred housing benefits are amortised over the estimated average service lives of the relevant employees (see note 9 above). To reflect the reduction of the statutory public welfare fund, an amount equivalent to the corresponding deferred housing benefits balance was transferred from statutory public welfare fund to a restricted reserve specifically set up for this purpose. Upon amortisation of the deferred housing benefits, an amount equivalent to the amortisation for the period is transferred from the restricted reserve to retained earnings. For the year ended 31 December 2002, approximately Rmb32,360,000 (2001 — Rmb32,360,000) had been transferred out from this restricted reserve.

(f) Basis for profit appropriations

In accordance with document Cai Kuai Zi [1995] 31 issued by MOF, appropriations to statutory reserves are to be determined based on the financial statements prepared in accordance with the PRC GAAP.

In addition, in accordance with the Company's articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with PRC GAAP and those reported in accordance with IFRS after deducting current year's appropriations to other reserves. As at 31 December 2002, the amount of retained earnings as determined under IFRS was less than that determined under PRC GAAP by approximately Rmb146 million (2001 — Rmb39 million).

The profit attributable to shareholders for the year ended 31 December 2002 includes a profit of approximately Rmb1,406,802,000 (2001 — Rmb1,389,345,000) that has been dealt with in the accounts of the Company.

15. LONG-TERM LOANS

Long-term loans include long-term bank loans, long-term loan payable to NCPGC and other long-term loans as follows:

	Company and its subsidiaries		Company	
	2002	2001	2002	2001
	'000	'000	'000	'000
Long-term bank loans (a)	6,892,252	5,993,310	2,304,000	2,966,000
Long-term loan payable to NCPGC (b)	—	5,660	—	5,660
Other long-term loans (c)	1,773,790	590,450	—	—
	8,666,042	6,589,420	2,304,000	2,971,660
Less: Amounts due within one year included under current liabilities	(540,953)	(360,356)	(182,000)	(196,660)
	8,125,089	6,229,064	2,122,000	2,775,000

(a) **Long-term bank loans**

As at 31 December 2002, approximately Rmb438million of long-term bank loans were denominated in United States dollars and the other long-term bank loans were denominated in Rmb. All the long-term bank loans were unsecured and bear interest at rates ranging from 2.88% to 6.21% (2001 — 6.21%) per annum. Approximately Rmb2,195 million (2001 — Rmb2,656 million) of the Company's loans were guaranteed by NCPGC. Approximately Rmb1,470 million (2001 — Rmb877 million) of the loans of the subsidiaries were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

The long-term bank loans, as summarised below, were drawn to finance the construction of electric utility plants:

	Company and its subsidiaries		Company	
	2002	2001	2002	2001
	'000	'000	'000	'000
Amount repayable				
Within one year	422,000	311,000	182,000	191,000
Between one to two years	662,830	482,000	254,000	242,000
Between two to five years	3,081,142	2,402,501	785,000	747,000
Over five years	2,726,280	2,797,809	1,083,000	1,786,000
	6,892,252	5,993,310	2,304,000	2,966,000

(b) **Long-term loan payable to NCPGC**

The long-term loan payable to NCPGC was denominated in Rmb, unsecured and non-interest bearing. The loan was drawn to finance the construction of electricity plants and had been fully repaid in 2002.

15. LONG-TERM LOANS (CONT'D)

(c) Other long-term loans

Other long-term loans were borrowed by MOF from International Bank for Reconstruction and Development ("World Bank") and on lent to the Company's subsidiary, Datang Tuoketuo, for the construction of electricity plants. The maturity of these loans were as follows:

	2002	2001
	'000	'000
Amounts repayable		
Within one year	118,953	43,696
Between one to two years	94,960	152,746
Between two to five years	320,303	394,008
Over five years	1,239,574	—
	1,773,790	590,450

All these loans were denominated in United States dollars and unsecured. Approximately Rmb10 million of these loans bear interest at a rate of 3.00%, and the other long-term loans bear interest at the rate of LIBOR Base Rate plus LIBOR Total Spread as defined in the loan agreement between MOF and World Bank, which approximated 2.12% to 2.13% per annum during the year ended 31 December 2002 (2001 — 4.01% to 7.08%). In accordance with a guarantee agreement between NCPGC and MOF, NCPGC agreed to guarantee 60% of the loan balances. As at 31 December 2002, approximately Rmb1,058 million (2001 — Rmb348 million) of the loans were guaranteed by NCPGC, while the Company provided counter-guarantee to NCPGC.

16. SHORT-TERM LOANS

Short-term loans, as summarised below, were drawn by the Company's subsidiaries for the construction of electricity plants:

	2002	2001
	'000	'000
Short-term bank loans	—	188,000
Short-term loan payable to NCPG Finance Company Ltd.	316,000	53,120
	316,000	241,120

As at 31 December 2002, all short-term loans were denominated in Rmb, unsecured and bear interest at rates ranging from 3.99% to 5.85% (2001 — 5.85%) per annum. Short-term loans payable to NCPG Finance Company Ltd. of approximately Rmb12,300,000 (2001 — Rmb53,120,000), Rmb11,400,000 (2001 — Nil) and Rmb20,500,000 (2001 — Nil) were guaranteed by Inner Mongolia Mengdian Huaneng Power Generation Company Limited ("IMPC"), Tianjin Jinneng Investment Company and Beijing International Power Development and Investment Company respectively, representing the share of loans attributable to these minority shareholders.

31 December 2002
(All amounts expressed in Rmb unless otherwise stated)

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprised:

	Company and its subsidiaries		Company	
	2002	2001	2002	2001
	'000	'000	'000	'000
Construction costs and deposits payable to contractors	983,337	835,982	187,986	429,378
Fuel and material costs payable	335,281	283,145	288,785	280,703
Salary and welfare payable	111,883	127,236	101,900	126,699
Government grants	118,928	94,588	118,928	94,588
Interest rate swap liability	215,286	—	—	—
Others	121,673	157,237	99,585	124,009
	1,886,388	1,498,188	797,184	1,055,377

The Company received government grants from local environmental protection authorities for undertaking approved environmental protection projects. As at 31 December 2002, the Company has not recognised any income from government grants as no cost has been incurred in connection with projects related to the government grants.

As at 31 December 2002, other than certain deposits for construction, which was due between one and two years, substantially all accounts payable were due within one year.

As at 31 December 2002, the notional principal amount of the outstanding interest rate swap contract of Datang Tuoketuo was USD214,195,000, and the fixed rate and floating rate were 5.15% and 1.92% (LIBOR offered by British Bankers' Association at 11 July 2002), respectively.

18. RETIREMENT AND STAFF HOUSING BENEFITS

Retirement benefits

The Company and its subsidiaries are required to make specific contributions to the state-sponsored retirement plan at a rate of 19% to 20% (2001 — 19%) of the total salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the Company and its subsidiaries are entitled to a monthly pension at their retirement dates.

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees of the Company and its subsidiaries have to make a specified contribution based on the number of working years of the employees, and the Company and its subsidiaries are required to make a contribution equal to twice the staff's contributions. Moreover, the Company and its subsidiaries may, at their discretion, provide additional contributions to the retirement fund depending on the operating results of the year. The employees will receive the total contributions, and any returns thereon, upon retirement.

The total retirement cost incurred by the Company and its subsidiaries during the year ended 31 December 2002 pursuant to these arrangements amounted to approximately Rmb126,890,000 (2001 — Rmb114,084,000).

(All amounts expressed in Rmb unless otherwise stated)

18. RETIREMENT AND STAFF HOUSING BENEFITS (CONT'D)

Housing benefits

As discussed in note 9 above, the Company and its subsidiaries sell staff quarters to their employees at preferential prices. The deferred housing benefits represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. Amortisation of the deferred housing benefits for the year ended 31 December 2002 amounted to approximately Rmb37,216,000 (2001 — Rmb39,042,000).

In addition, in accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the state-prescribed housing fund scheme at rates ranging from 8% to 10% of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company and its subsidiaries' contributions out of their salary. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Company and its subsidiaries have no further obligations for housing benefits beyond the above contributions made. For the year ended 31 December 2002, the Company and its subsidiaries provided approximately Rmb15,996,000 (2001 — Rmb12,853,000) to the fund.

19. OPERATING PROFIT

Operating profit was determined after charging (crediting) the following:

	2002	2001
	'000	'000
Loss on disposals of property, plant and equipment	74,606	41,899
Amortisation of goodwill	5,592	5,592
Personnel expenses		
— Wages	235,868	204,611
— Retirement benefits	121,797	113,187
— Staff housing benefits	52,418	51,775
— Other staff costs	134,431	94,225
Depreciation		
— Capitalised as construction-in-progress	4,715	9,504
— Included as operating expenses	1,382,613	1,071,866
— Included as other operating expenses	6,371	6,371
	1,393,699	1,087,741
Auditors' remuneration	5,976	5,300
Cost of inventories		
— Fuel	2,556,173	1,954,115
— Spare parts and consumable supplies	48,929	46,233
Operating lease		
— Buildings	14,622	15,340
Dividend income	(7,494)	(5,479)
Profit on sales of investments held for trading	(15,300)	(5,232)
Receivable		
— Impairment charge for bad and doubtful debt	4,407	8,669

20. FINANCE COSTS

	2002	2001
	'000	'000
Interest expenses on:		
Short-term bank loans	7,133	17,523
Short-term loans payable to NCPG Finance Company Ltd.	14,503	12,806
Long-term bank loans		
— wholly repayable within five years	20,536	12,731
— repayable beyond five years	351,611	276,217
Other long-term loans		
— wholly repayable within five years	—	32,027
— repayable beyond five years	33,079	—
	426,862	351,304
Less: *amount capitalised in property, plant and equipment*	(144,384)	(251,884)
	282,478	99,420
Exchange (gain)/loss, net	(557)	554
Fair value loss on an interest rate swap (note a)	240,224	—
	522,145	99,974

(a) To economic hedge against its interest rate risk on long-term loans, Datang Tuoketuo has entered into an interest rate swap, which is carried at fair value. However, since the swap does not meet the definitions of an effective hedge under IAS 39, the change in its fair value is charged or credited to the income statement.

21. TAXATION

	2002	2001
	'000	'000
Current tax	764,130	691,552
Deferred tax	(91,974)	22,940
	672,156	714,492

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%

(a) The taxation of the Company and its subsidiaries differs from the theoretical amount that would arise by the statutory tax rate of 33% in the PRC. The reconciliation is shown as follows:

	2002	2001
	'000	'000
Profit before taxation	2,010,226	2,146,161
Tax computed at the statutory tax rate of 33%	663,375	708,233
Add: Tax effect of non-tax deductible items	8,781	6,259
Tax charge	672,156	714,492

21. TAXATION (CONT'D)

(b) The movement in deferred tax assets and liabilities during the year is as follows:

	Preliminary expenses and others	Depreciation difference	Fair value loss on interest rate swap	Total
	'000	'000	'000	'000
Deferred tax assets				
At 1 January 2001	—	—	—	—
Current Addition	10,630	—	—	10,630
At 31 December 2001	10,630	—	—	10,630
Current Addition	7,006	2,579	79,274	88,859
At 31 December 2002	17,636	2,579	79,274	99,489

	Deferred housing benefits	Capitalisation of borrowing costs	Total
	'000	'000	'000
Deferred tax liabilities			
At 1 January 2001	—	—	—
Current Addition	9,576	23,994	33,570
At 31 December 2001	9,576	23,994	33,570
Current Addition	(1,368)	(1,079)	(2,447)
At 31 December 2002	8,208	22,915	31,123

As of 31 December 2002 and 2001, most of the deferred tax assets and deferred tax liabilities will be reversed and settled after more than 12 months.

22. RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries are as follows:

Name of related parties	Nature of relationship
NCPGC	Substantial shareholder
NCEPR	Associate
NCPG Finance Company Ltd.	Affiliate of NCPGC
Tianjin Jinneng Investment Company	Shareholder
Beijing International Power Development and Investment Company	Shareholder
IMPC	Minority shareholder of Datang Tuoketuo
Shanxi Electric Construction Company	Affiliate of NCPGC
Beijing Electric Construction Company	Affiliate of NCPGC
Tianjin Electric Construction Company	Affiliate of NCPGC
Beijing Electric Equipment Plant	Affiliate of NCPGC

22. RELATED PARTY TRANSACTIONS (CONT'D)

(a) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the year:

	Notes	2002	2001
		'000	'000
Tariff revenue from NCPGC	(i)	8,017,912	6,550,620
Management fee to NCPGC	(ii)	30,165	24,297
Fuel service fee to divisions and affiliates of NCPGC	(ii)	34,800	23,909
Ash disposal fee to divisions and affiliates of NCPGC	(ii)	86,392	75,861
Rental fee to NCPGC	(ii)	7,229	8,494
Technical supervision, assistance and testing service fee to an associate	b	32,569	22,104
Interest income from NCPG Finance Company Ltd.	c	3,177	2,462
Interest expenses to NCPG Finance Company Ltd.	d	14,503	12,806
Dividend income from NCPG Finance Company Ltd.		7,107	5,479
Construction and equipment costs charged by affiliates of NCPGC	e	1,024,526	763,171

(i) All of the Company and its subsidiaries' sales of on-grid electricity for the year were made to NCPGC.

Pursuant to the power purchase agreement dated 5 August 1996, the Company is required to sell its entire net generation of electricity to NCPGC at an approved tariff rate as determined based on a regulatory process.

(All amounts expressed in Rmb unless otherwise stated)

22. RELATED PARTY TRANSACTIONS (CONT'D)

(ii) The Company has entered into a number of agreements with NCPGC and its affiliates. Details of the major agreements are as follows:

Name of agreement	Services to be provided by NCPGC	Pricing policy
Production and Construction Management Services Agreement	Management services in relation to the production and construction of electric utility plants	Management fee at Rmb0.001/KWh of on-grid electricity
Fuel Supply Agreement	Fuel purchase, delivery and technical assistance services	Fuel service fee at 1% to 3% of the cost of coal purchased
Ash Disposal Agreement	Disposal of ash generated by the Company's power plants	Ash disposal fee computed based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs
Building Lease Agreement	Lease of buildings located at the sites of the Company's power plants totalling 141,671 (2001 — 141,671) square metres	Annual rental fee of approximately Rmb7 million (2001 — Rmb7 million)

(b) NCEPR provides technical supervision, assistance and testing services to the Company and its subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at a pre-determined rate based on the installed capacity of the Company and its subsidiaries.

(c) As at 31 December 2002, cash and cash equivalents of approximately Rmb49,090,000 (2001 — Rmb48,875,000) were deposited with NCPG Finance Company Ltd. at the prevailing market interest rate of 0.72% (2001 — 0.99%).

(d) As discussed in notes 15 and 16 above, NCPGC and the minority shareholders had provided guarantees for the Company and its subsidiaries' loans totalling approximately Rmb4,767 million as at 31 December 2002 (2001 — Rmb3,934 million). In addition, as discussed in notes 15 and 16 above, the Company and its subsidiaries had loans payable to NCPGC and NCPG Finance Company Ltd. totalling approximately Rmb316,000,000 as at 31 December 2002 (2001 — Rmb58,780,000).

22. RELATED PARTY TRANSACTIONS (CONT'D)

(e) The majority of the construction works of Datang Tuoketuo, Datang Panshan, Datang Tangshan, Datang Pingwang and Datang Shentou were carried out respectively by Shanxi Electric Construction Company, Beijing Electric Construction Company and Tianjin Electric Construction Company. In addition, Beijing Electric Equipment Plant supplied certain electric equipment for the construction works of Datang Tuoketuo and Datang Tangshan. The total contracted amount related to these construction works was approximately Rmb2.4 billion (2001 — Rmb2 billion).

As at 31 December 2002, balances due to these related contractors amounted to approximately Rmb160,004,000 (2001 — Rmb74,540,000) and were included in accounts payable.

(f) In addition to the transactions identified above, there are related companies owned/managed by certain management personnel of the Company and its subsidiaries, which provided property management, cleaning, transportation and other services of approximately Rmb56,015,000 (2001 — Rmb39,289,000) to the Company and its subsidiaries. As at 31 December 2002, the balance due from and due to these companies amounted to approximately Rmb1,210,000 (2001 — Rmb2,177,000) and Rmb1,733,000 (2001 — Rmb262,000) respectively, and were included in other receivables and accounts payable.

(g) The balance due from a shareholder mainly represents the receivable from NCPGC for tariff revenue. This receivable is unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreement. As at 31 December 2002, all tariff revenues receivable from NCPGC were due within one month.

(h) Apart from the related party transaction, the Company has also entered into numerous transactions with other state-owned enterprises to which the exception in IAS 24, Related Party Disclosures, applies.

23. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

(a) Details of directors' and supervisors' emoluments were:

	2002	2001
	'000	'000
Fees for executive directors, non-executive directors and supervisors	—	—
Other emoluments for executive directors		
— basic salaries and allowances	**304**	216
— bonus	**292**	202
— retirement benefits	**208**	113
Other emoluments for non-executive directors	**1,014**	780
Other emoluments for supervisors	**390**	291

In addition, directors' and senior executives' special bonuses of approximately Rmb1,375,300 were provided for during the year ended 31 December 2001. No special bonus of this kind was provided for in 2002.

No director had waived or agreed to waive any emoluments during the year ended 31 December 2002.

23. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS (CONT'D)

(b) Details of emoluments paid to the five highest paid individuals including directors and senior management were:

	2002	2001
	'000	'000
Basic salaries and allowances	490	426
Bonus	305	254
Retirement benefits	210	163

For the year ended 31 December 2002, no emoluments were paid to directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

For the year ended 31 December 2002, the annual emoluments paid to each of the directors, supervisors and the five highest paid individuals did not exceed Rmb1,000,000.

24. DIVIDENDS

On 3 March 2003, the Board of Directors proposed a dividend of Rmb0.12 per share, totalling approximately Rmb619,542,000 for the year ended 31 December 2002. The proposed dividends distribution is subject to the shareholders' approval in their general meeting.

On 5 March 2002, the Board of Directors proposed a dividend of Rmb0.17 per share, totalling approximately Rmb877,684,000 for the year ended 31 December 2001. The proposed dividends distribution was approved by the shareholders in the general meeting dated 23 April 2002.

25. EARNINGS PER SHARE AND DIVIDEND PER SHARE

The calculation of earnings per share for the year ended 31 December 2002 was based on the net profit of approximately Rmb1,404,612,000 (2001 — Rmb1,438,060,000) and on the weighted average number of 5,162,849,000 shares (2001 — 5,162,849,000 shares) in issue during the year.

Proposed dividends per share for the year ended 31 December 2002 were calculated based on the proposed dividends of approximately Rmb619,542,000 (2001 — Rmb877,684,000) divided by the number of 5,162,849,000 shares (2001 — 5,162,849,000 shares) in issue as at 31 December 2002.

No diluted earnings per share have been presented as there were no dilutive potential ordinary shares outstanding for the years ended 31 December 2002 and 2001.

31 December 2002
(All amounts expressed in Rmb unless otherwise stated)

26. NOTES TO STATEMENT OF CASH FLOWS

(a) **Reconciliation of profit before taxation to cash generated from operations:**

	2002	2001
	'000	'000
Profit before taxation	2,010,226	2,146,161
Adjustments for:		
Depreciation of property, plant and equipment	1,388,984	1,078,237
Fair value loss on financial instrument	240,224	—
Amortisation of goodwill	5,592	5,592
Amortisation of staff housing benefits	37,216	39,042
Loss on disposals of property, plant and equipment	74,606	41,899
Gain on disposals of investments held for trading	(15,300)	(5,232)
Interest income	(89,314)	(144,507)
Interest expenses	282,478	99,420
Dividend income	(7,494)	(5,479)
Share of profit from an associate	(5,499)	(3,913)
Operating profit before working capital changes	3,921,719	3,251,220
(Increase) decrease in current assets:		
Inventories	(43,094)	12,898
Other receivables and current assets	20,061	(10,331)
Due from a shareholder	(318,527)	(127,250)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	56,022	1,969
Taxes payable	40,168	(7,299)
Cash provided by operations	3,676,349	3,121,207

(b) **Significant non-cash transactions**

The Company and its subsidiaries incurred additional payable of approximately Rmb147 million to contractors and equipment suppliers for construction-in-progress during the year ended 31 December 2002 (2001 — Rmb347 million).

26. NOTES TO STATEMENT OF CASH FLOWS (CONT'D)

(c) Undrawn borrowing facilities

The undrawn borrowing facilities in Rmb and USD available to settle the Company and its subsidiaries' capital commitment for construction of electric utility plants amounted to approximately Rmb55,880 million (2001 — Rmb10,930 million).

The above borrowing facilities as at 31 December 2002 were made available in accordance with the estimated financial requirements of the projects as follows:

	Company and its subsidiaries	Company
	'000	'000
Amount to be drawn down:		
Within one year	12,839,498	9,942,400
Between one to two years	1,965,667	—
Between two to five years	41,074,419	40,000,000
	55,879,584	49,942,400

27. COMMITMENTS

(a) Capital commitments

Capital commitments of the Company and its subsidiaries in relation to the construction and renovation of the electric utility plants not provided for in the balance sheets were as follows:

	Company and its subsidiaries	Company
	'000	'000
Authorised and contracted for	6,070,345	139,877
Authorised but not contracted for	4,869,639	228,149
	10,939,984	368,026

(b) Operating lease commitments

Operating lease commitments extending to November 2016 in relation to buildings were as follows:

	2002
	'000
Amount repayable	
Within one year	12,127
Between one to five years	36,161
Over five years	64,953
	113,241

(All amounts expressed in Rmb unless otherwise stated)

28. ADDITIONAL FINANCIAL INFORMATION

As at 31 December 2002, net current assets and total assets less current liabilities of the Company and its subsidiaries amounted to approximately Rmb2,028 million (2001 — Rmb3,132 million) and Rmb23,443 million (2001 — Rmb20,645 million) respectively.

29. PRIOR YEAR COMPARATIVES

Certain comparative figures of 2001 have been reclassified to conform to the presentation of financial statements for the year ended 31 December 2002.

Corporate Information

REGISTERED NAME OF THE COMPANY

北京大唐發電股份有限公司

ENGLISH NAME OF THE COMPANY

Beijing Datang Power Generation Company Limited

REGISTERED ADDRESS OF THE COMPANY

No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

c/o Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong

LEGAL REPRESENTATIVE

Zhai Ruoyu

AUTHORISED REPRESENTATIVES

Zhai Ruoyu, Yu Hongji

COMPANY SECRETARY

Yang Hongming

PRINCIPAL BANKERS

In the PRC:
Industrial and Commercial Bank of China, Xuanwu Branch
No. 3 Nanbinhe Road
Xuanwu District
Beijing
People's Republic of China

Outside the PRC:
Bank of China, Hong Kong Branch
One Garden Road
Central
Hong Kong

AUDITORS AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
22nd Floor Prince's Building
Central
Hong Kong

LEGAL ADVISORS

as to PRC law:
Hao Tian Law Office
11A6, Floor 11
Hanwei Plaza
No. 7 Guanghua Road
Chaoyang District
Beijing
People's Republic of China

as to Hong Kong and English law:
Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong
and
Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS
United Kingdom

LISTING INFORMATION

H Shares
The Stock Exchange of Hong Kong Limited
Code: 0991

H Shares
The London Stock Exchange Limited
Code: DAT

SHARE REGISTER AND TRANSFER OFFICE

Computershare Hong Kong
Investor Services Limited
Rooms 1901–5, Hopewell Center
183 Queen's Road East
Wanchai
Hong Kong

INFORMATION OF THE COMPANY

Available at:
The secretary office of the board of directors
Beijing Datang Power Generation Company Limited
No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China
and
Rikes Communications Limited
Room 701, Wanchai Central Building
89 Lockhart Road
Wanchai
Hong Kong

Glossary of Terms

The following terms have the following meaning in this Annual Report, unless otherwise required by the context.

Available hours	for a specified period, the numbers of hours in that period that a generator is available for generation
BTT Area	Beijing, Tianjin and northern areas of Hebei Province
BTT Power Grid	The power transmission network covering Beijing, Tianjin, and northern areas of Hebei Province
Capacity factor	for a specified period, the ratio (expressed as a percentage) of the number of utilisation hours of a power plant to the total number of hours in such period
Equivalent availability factor	for a specified period and a given power plant, the ratio (usually expressed as a percentage) of the number of available hours in that period (reduced, in the case of hours in which the attainable generating capacity of such plant is less than the installed capacity, by the proportion of installed capacity not so attainable) to the total number of hours in that period
Gross generation	for a specified period, the total amount of electrical power produced by a power plant in that period including electrical power consumed in the operation of the power plant
Installed capacity	the highest level of electrical output which a power plant is designed to be able to maintain continuously without causing damage to the plant
Load factor	for a specified period, the ratio (usually expressed as a percentage) of the number of utilisation hours to the number of operational hours of a power plant for such period
Major Serviced Area	BTT Area
North China Power Grid	The power transmission network covering Beijing, Tianjin, Hebei Province, Shanxi Province and Inner Mongolia Autonomous Region
Operational hours	for a specified period, the number of hours that a power plant supplies any amount of electrical energy to a grid or, for power plants with multiple generating units, the weighted average of the number of hours that each generating unit supplies any amount of electrical energy to a grid, weighted by the installed capacity of the generating units
Total on-grid power generation	The amount of power transmitted to the a power network from a power plant as measured by the grid meter
Utilisation hours	for a specified period, the number of hours it would take for a power plant operating at installed capacity to generate the amount of electricity actually produced in that period
kWh	A unit of power generation equivalent to the output generated by 1,000 watts of power in one hour
MW	1,000,000 watts
MWh	A unit of power generation equivalent to the output generated by 1,000,000 watts of power in one hour